11/23

05013112

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saskatchewan Wheat Pool

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

FILE NO. 82- 5037 FISCAL YEAR 7-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/7/05

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

SUPPL

RECEIVED
2005 NOV 23 P 5:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 772-9207
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	11/22/05
Re:	Exemption No: 82-5037	Pages:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

7-31-05
AR/S

Due to this document being to large, I will fax it to you in three sections.

- ✓ First 45 pages
- ✓ Next 45 pages
- Last 54 pages

CONFIDENTIAL

CHAPTER THREE

BUSINESS OVERVIEW: A SOLUTIONS COMPANY

Saskatchewan Wheat Pool Inc.'s pipeline is more than a business model; it is the path from producer to destination customers.

At each stage, our goal is to develop innovative solutions and generate value for our customers through our three core segments – Grain Handling and Marketing, Agri-products, and Agri-food Processing.

The Pool's earnings parallel the traditional crop cycle. While farmers are beginning their harvest in August, the Pool is beginning the first quarter of its fiscal year. The most profitable quarter for the Pool is the fourth quarter, which is the May to July period when farmers are purchasing their crop inputs and selling their grain to make room for the upcoming fall harvest.

The Pool's working capital requirements are highly seasonal and can vary significantly depending on:

- the timing of producer deliveries and pricing of grain;
- the CWB export program, which impacts the timing of shipments;
- grain prices, which determine the amount of working capital required to purchase grain inventories from farmers;
- crop input costs, such as fertilizer prices, which can influence when the Pool purchases products and the value of agri-products inventories on hand;
- farmer pre-payments and deferred cash tickets; and
- supplier payment terms.

The following illustration depicts how the Pool interacts with its customers throughout the crop cycle.


Securing the Products
August
September
October
Q1
Taking Stock
November
December
January
Q2
Investing in the Land
May
June
July
Q4
Q3
Planning
February
March
April

While farmers are beginning their harvest in August, the Pool is beginning the first quarter of its fiscal year.

In the pages that follow, the agri-products sales and grain volume percentages by quarter are based on averages for fiscal 2004 and 2005. These percentages can vary depending on seasonal demands, the timing of deliveries and shipments, and other factors.

Q1: Securing the Products


AUGUST

Farmers provide malt barley samples to the Pool's Quality Assurance Lab as part of the annual malt barley selection process.


SEPTEMBER

The Pool sells storage units to support customers' on-farm requirements each year.


OCTOBER

Pool producers apply anhydrous ammonia fertilizer (NH_3) in the fall to address soil nutrient levels in preparation for spring seeding.

CHAPTER THREE

BUSINESS OVERVIEW: Q2

THE FARMER'S CROP CYCLE

NOVEMBER	DECEMBER	JANUARY
Apply fertilizer (NH_3)	Pay farm supply account	Pay farm supply account
Sample grading	Pre-pay spring agri-products	Deliver grain
Pay farm supply account	Deliver grain	Cash deferred cheques
Pre-pay spring agri-products		
Deliver grain		

THE POOL'S BUSINESS CYCLE

NOVEMBER	DECEMBER	JANUARY

AGRI-PRODUCTS *On average, the Pool generates 15% of its agri-products sales in Q2*

Fertilizer/equipment sales	Receive pre-payments for spring agri-products	Seed sales
Launch seed sale promos	Supplier negotiations for spring product line	
Receive pre-payments for spring agri-products	Seed sales	
Supplier negotiations for spring product lines		

GRAIN HANDLING AND MARKETING *On average, approximately 26% of annual grain deliveries, 26% of grain shipments, 26% of Vancouver exports and 24% of Thunder Bay exports occur in Q2*

Buy/receive grain	Buy/receive grain	Buy/receive grain
Grain testing/sampling	Grain testing/sampling	Grain testing/sampling
Drying/cleaning/blending	Drying/cleaning/blending	Drying/cleaning/blending
Production contract sign-up	Production contract sign-up	Deferred cheques cashed
Sell/ship grains/oilseeds	Sell/ship grains/oilseeds	Sell/ship grains/oilseeds
EXPORTS: Vancouver, Thunder Bay	EXPORTS: Vancouver, Thunder Bay	EXPORTS: Vancouver (Thunder Bay closed)

Q2: Taking Stock



Grain is delivered to Pool and AgPro facilities throughout the fiscal year, where it is processed and loaded onto multi-car unit trains, destined for domestic and international customers.



After commodities are cleaned, dried and blended at a Pool facility on the Prairies, products are shipped to port terminals, primarily by rail, where they are exported to destinations around the world.



Pool commodity merchandizers work closely with market centre managers and destination customers to ensure the right product is in position to meet the company's sales commitments.

CHAPTER THREE

BUSINESS OVERVIEW: Q3

THE FARMER'S CROP CYCLE

FEBRUARY	MARCH	APRIL
Plan crop mix/input needs	Pick up pre-paid product	Pick up pre-paid product
Deliver grain	Purchase seed, fertilizer, CPP	Purchase seed, fertilizer, CPP
Sign production contracts	Deliver grain	Perform pre-seeding field work
	Sign production contracts	Deliver grain
		Sign production contracts

THE POOL'S BUSINESS CYCLE

FEBRUARY	MARCH	APRIL

AGRI-PRODUCTS *On average, the Pool generates 13% of its agri-products sales in Q3*

FEBRUARY	MARCH	APRIL
Agri-products promotions	Pre-purchase seed, fertilizer and CPP	Pre-purchase seed, fertilizer and CPP
Seed sales	Seed sales	Seed sales
Finalizing agri-products supplier arrangements	Seed testing/treatment	Seed testing/treatment
	Soil/moisture testing	Soil/moisture testing
	Agronomic consultation	Agronomic consultation

GRAIN HANDLING AND MARKETING *On average, approximately 22% of annual grain deliveries, 23% of grain shipments, 27% of Vancouver exports and 12% of Thunder Bay exports occur in Q3*

FEBRUARY	MARCH	APRIL
Buy/receive grain	Buy/receive grain	Buy/receive grain
Grain testing/sampling	Grain testing/sampling	Grain testing/sampling
Drying/cleaning/blending	Drying/cleaning/blending	Drying/cleaning/blending
Production contract sign-up	Production contract sign-up	Production contract sign-up
Sell/ship grains/oilseeds	Sell/ship grains/oilseeds	Sell/ship grains/oilseeds
EXPORTS: Vancouver (Thunder Bay closed)	EXPORTS: Vancouver (Thunder Bay closed)	EXPORTS: Vancouver, Thunder Bay re-opens

Q3: Planning


FEBRUARY

The Pool's Verne Moen, Certified Crop Advisor, discusses crop production options and the grain and agri-products bundling opportunities available at Harvest Valley.


MARCH

After consulting with the Pool's agronomic specialists to finalize seeding plans, producers pre-purchase their crop inputs in preparation for the spring growing season.


APRIL

The Pool's agri-products network includes fertilizer blending facilities where producers can purchase granular fertilizer that is blended to specification on-site in response to the farmer's soil type and moisture levels.

CHAPTER THREE

BUSINESS OVERVIEW: Q4

THE FARMER'S CROP CYCLE

MAY	JUNE	JULY
Planting	Complete planting	Apply herbicides, insecticides and fungicides
Adjust crop mix if required	Apply fertilizer	Consider on-farm storage requirements
Purchase fertilizer, CPP	Apply herbicides	Spray crops
Apply fertilizer	Spray crops	Deliver grain
	Deliver grain	

THE POOL'S BUSINESS CYCLE

MAY	JUNE	JULY

AGRI-PRODUCTS *On average, the Pool generates up to 61% of its agri-products sales in Q4*

Seed, fertilizer/CPP sales	Fertilizer/CPP sales	CPP sales
Custom fertilizer/CPP application	Custom fertilizer/CPP application	Custom CPP application
		Bin/auger sales

GRAIN HANDLING AND MARKETING *On average, approximately 27% of annual grain deliveries, 29% of grain shipments, 26% of Vancouver exports and 30% of Thunder Bay exports occur in Q4*

Buy/receive grain	Buy/receive grain	Buy/receive grain
Grain testing/sampling	Grain testing/sampling	Grain testing/sampling
Drying/cleaning/blending	Drying/cleaning/blending	Drying/cleaning/blending
Finalize contracts	Sell/ship grains/oilseeds	Sell/ship grains/oilseeds
Sell/ship grains/oilseeds		
EXPORTS:	EXPORTS:	EXPORTS:
Vancouver, Thunder Bay	Vancouver, Thunder Bay	Vancouver, Thunder Bay

Q4: Investing in the Land


MAY

Lyndon Olson is an SP Banner seed grower and an important partner to the Pool. The Pool works with growers throughout Western Canada who provide the seed that is sold to prairie producers through the spring selling season.


JUNE

Weather conditions throughout the growing season drive demand for crop protection products. Rain promotes weed development and dry conditions promote insect populations like grasshoppers. The Pool sells a wide variety of herbicides, insecticides and fungicides to help farmers maximize their yields.


JULY

July is typically a strong month for grain deliveries as farmers sell and move their old crop off the farm, to make room for the new crop that is harvested in the August to October period.

CHAPTER THREE

AGRI-PRODUCTS SALES

The Pool's role in agri-products is to provide producers with the customer solutions they require to grow the best quality, highest yielding crops. Our front-line staff works alongside our farm customers, helping them plan their year from start to finish. Specialized marketing information and agronomic advice are a part of what we do through our experienced sales force and supportive team of professional agronomists and certified crop advisors. In addition, a key contributor to the Pool's agri-products business is Western Co-operative Fertilizers Limited, a wholesaler and manufacturer of fertilizer in Western Canada.

The Pool sells a wide variety of seed to growers throughout Western Canada, including its own proprietary varieties developed specifically for prairie farmers and destination customers around the world. The types of crops seeded each year change depending upon commodity price forecasts and input costs. Producers begin planning their crop mix and input needs long before spring seeding, some opting to use pre-payment programs that are normally available in the weeks leading up to calendar year-end. Nearly two-thirds of seed, fertilizer and crop protection products are sold and delivered from mid-April to the end of June in a typical year.

GRAIN HANDLING AND MARKETING

Located in Canada's prime grain growing region, the Pool has a strong competitive footprint:

- Exceptional marketing capabilities, with 43 high throughput grain handling and marketing terminals, and six specialty crop cleaning and handling facilities.
- Transportation and logistics expertise with facilities and equipment able to load 100 cars in 12 hours. This results in the most efficient grain terminals and represents 38% of the 100 railcar loading capacity on the Prairies, well out in front of our competitors.
- Two wholly owned port terminal export facilities located in Vancouver, British Columbia, and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia.
- The leading market share in Saskatchewan at 35%, where approximately half of all Canadian grains and oilseeds are grown.

In the grain business, volume, quality and throughput are the key profitability drivers. Volume is important because of the high fixed cost nature of the business. The more grain that flows through the Pool's pipeline, the lower cost per tonne, resulting in higher profitability. As well, the higher quality the commodity, the higher the margin the Pool extracts for services that it provides to move the farmer's grain to market. The ability to move volume through our primary grain handling network quickly and efficiently, while maintaining quality specifications, is also key. The Pool's state-of-the-art network allows it to leverage incentives offered by the railways for multi-car loading and use them to attract producer deliveries, giving the Pool the opportunity to increase market share.

CHAPTER THREE

Our marketing agreements with international trading companies give us access to important global markets, particularly Asian countries, where there is considerable growth potential. By utilizing the marketing expertise of trading partners, the Pool limits its foreign country risk and can secure demand for prairie production.

AGRI-FOOD PROCESSING

The Pool's significant interest in agri-food processing includes wholly owned Can-Oat Milling, the world's largest industrial oat miller, with plants in Portage la Prairie, Manitoba, and Martensville, Saskatchewan, as well as 42% owned Prairie Malt Limited, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Can-Oat Milling is a market leader in industrial supply. Its customers are primarily North American marquee food manufacturers and brand leaders in breakfast cereals, whole grain and healthy food choices. Can-Oat controls 41% of the independent oat milling capacity in North America with technology that meets or exceeds its competition. Over 90% of its production is exported to the United States.

Prairie Malt Limited is located in Canada's prairie region where some of the best barley in the world is grown. Expert production teams handle every phase of the malting process, from barley procurement to production and delivery. The Pool has a supply agreement with Prairie Malt, giving it the first right of refusal based on quality to supply a majority of the plant's needs. Prairie Malt products are sold worldwide to destinations such as Japan, Mexico, South Africa and South America.





CHAPTER FOUR

UNLOCKING POTENTIAL

Employees, customers and rural communities have a passion for the Pool that provides a competitive advantage.

CHAPTER FOUR

UNLOCKING POTENTIAL – VISION, MISSION AND VALUES

OUR Vision

A solutions company unlocking potential

Celebrating our unique competitive advantages to grow profitable market share.

The Pool's successful Recapitalization in 2005 was a catalyst for our future, providing the financial flexibility and balance sheet strength to support new growth opportunities. We are now positioned to proactively develop and launch new customer solution strategies aimed at market share growth in each of our core businesses. As we embark on this new era, it is the ideal time to crystallize our focus through a new vision and mission that embrace our core values and solidify our commitment to our stakeholders. Our values capture the essence of what Pool employees stand for and articulate to our customers, suppliers and shareholders where we are today and where we want to be in the future.

Our new vision – *a solutions company unlocking potential* – signals our intention to open the door to innovation and strategic growth to generate value for our customers and shareholders.

Our four strategic priorities – optimizing our footprint, operational excellence, customer solutions and our people – have guided our organization since 2003. The Pool's new vision and mission encompass those priorities and sharpen our focus on business strategies and solutions-based programs that will become the foundation of future success.

Our stated values reflect both our openness to change and our commitment to uphold the principles of our heritage. There is a passion for the Pool that exists among our employees, our prairie customers and within our rural communities. It is a unique quality that simply cannot be replicated. This passion is at the heart of the Pool and is the foundation upon which we have established a set of core values that empower our employees to be the best they can be through creativity, sound ethical practice, positive and vigorous performance and accountability. Our mission draws our focus to the tasks at hand as we seek healthy growth and greater profitability, by further establishing the Pool's competitive advantages.

OUR Mission

Seek sustainable, profitable growth by leveraging our agricultural value chain expertise.

Engage people and utilize assets and technology to provide innovative solutions that exceed expectations.

Embrace teamwork and boundless entrepreneurial spirit.

OUR Values

Creativity ❖ Ethical Management Practices ❖ Honesty and Integrity ❖ Freedom to Act ❖ Responsibility for Results ❖ Recognize Excellence ❖ Openness and Trust ❖ Respect for Our People



From farmgate to end-use markets, the Pool has always offered quality programs and services to maximize value at each stage of our integrated pipeline. Yet there is room for improvement. We will reach beyond our customer service standards and focus on becoming the preferred agri-business partner for western Canadian farmers and destination customers here and around the world. We will forge new solutions and business alliances that create value for all parties.

One of the Pool's oilseed processing customers was experiencing production issues as a result of excess dockage in its canola supplies, which reduced oil yields and altered the colour of the oil. To address the issue, additional capital investment was required. The Pool stepped in with its solution. We would clean the product to plant specifications, utilizing the technology and capacity within our own prairie grain handling network. Our customer was able to avoid spending capital and improve its productivity. The Pool increased its canola market share by becoming the preferred supplier.

Stan Malecha, Senior Vice-President, Grain Group



CHAPTER FOUR

CUSTOMER SOLUTIONS: CAN-OAT



Our commitment to excellence is fundamental to the Pool's success in the future. We must anticipate customer needs and execute proactively. Can-Oat Milling has distinguished itself from its competitors by employing this business approach. They have captured the attention of multi-national food processors and have solidified long-term relationships in a highly competitive marketplace.

The wet harvest was impacting the quality of oats that we required to meet the ingredient specifications of our clients. Our staff embarked on a proactive strategy. We determined the extent of the crop damage in each region and identified those areas with the highest quality. We employed a purchasing strategy to geographically source from the optimum location, moving quickly to secure the grain in advance of our competition. We designed a system that would remove any oat kernels that were discoloured by incorporating the newest colour sorter technology. Our proactive efforts reduced the risk of consumer complaints and strengthened our relationship with our customer base. We created a competitive advantage and illustrated to our end-use customers that they can count on Can-Oat's commitment to quality.

Karl Gerrand, President, Can-Oat Milling



CHAPTER FOUR

CUSTOMER SOLUTIONS: PRODUCERS



By employing a solutions-based business approach, our customers can depend on the Pool to look beyond our product and service offerings to contribute to their success. This approach begins by taking the time to fully understand what producers value. A letter from a farm customer, who does business with our Fairlight Market Centre, is a testament to how value can be created by respecting our relationships and responding proactively. It is this approach that will truly unlock the Pool's potential well into the future.

Hi there,

My husband Neil and I are farmers and we have hauled our grain to our local Pool elevator at Fairlight for quite a few years. I just wanted to let you know how very much we appreciate the great service we receive there.

I do a lot of the seeding as well as haul anhydrous tanks and fertilizer and I deliver grain to the elevator, so I am in contact with the employees almost as much as my husband.

We never have to wait a minute for an anhydrous tank. Our canola seed is ready and waiting for us as soon as we need it. The office staff is great and always on top of things. The sales staff is helpful and friendly. The staff who accept our grain are always pleasant and fun too.

We are all aware that things are not great for the farmers these days, but the employees at our local Pool are really positive – from the beginning to the end of the season.

We truly are appreciative of the really good service we receive and the friendliness of everyone at our Pool.

Sincerely,

Faye Rempel

CHAPTER FOUR

CUSTOMER SOLUTIONS: PRODUCERS



In today's highly competitive market, information is a valuable commodity. Farming operations are growing and diversifying. So, too, are technologies and farm management practices. As a business partner, it is the Pool's responsibility to think beyond the transaction and utilize our expertise to enhance the value of the relationship. It is our commitment to people that drives this core value at the Pool.

This year, more than 1,000 of our farm customers attended comprehensive awareness sessions conducted by the Pool in 19 communities across the Prairies. We shared up-to-date information on grain markets, supply and demand trends and the latest agronomic practices. We also provided guidance and hands-on training in the safe application of nitrogen-based fertilizer products. We did not stop there. We partnered with one of our suppliers and equipped each producer with the necessary protective equipment and safety apparatus to support them in the fertilizer application process. It is this commitment to customer solutions, together with the technical expertise of our merchandisers, agronomists and safety specialists that sets the Pool apart from others in the industry.

Doug Weinbender, Vice-President, Agri-products



CHAPTER FOUR

ENHANCED CODE OF BUSINESS CONDUCT



The Pool is committed to conducting business with the highest ethical standards. This commitment begins in the workplace and extends to our business relationships and partnerships.

First introduced in 2004, our enhanced Code of Business Conduct upholds our core values and sets our standard for ethical practices and integrity. Pool directors, officers and employees are responsible for complying with the Code. Each year, they are required to review the Policy and formally acknowledge their commitment to those principles and standards. The Code has been integrated into the performance management process and is a condition of ongoing employment at the Pool.

We have established processes in place for reporting suspected violations, including an independently monitored, confidential hotline that protects privacy and provides an avenue for immediate investigation and corrective action, if required.



CHAPTER FOUR

LOOKING AHEAD



To succeed today, we must continuously embrace change. As a solutions company, the Pool will develop market relationships that draw on our competitive expertise and expand international demand for our products. We will ensure program solutions for our producers, promote efficiency and creativity, and drive bottom line results. We will work with our end-use customers to define quality characteristics and product specifications to support their sales growth and solidify our position as their preferred supplier. We will encourage industry consolidation to improve the economics of the agricultural industry within Canada, and seek opportunities in every market region to grow market share. We will unlock our potential through established relationships, new strategic alliances, joint ventures and acquisitions.

Our vision capitalizes on our strengths through a shared focus. We will define new business opportunities and, through creativity and innovation, generate value for our stakeholders. The passion, commitment and respect for people that has defined the Pool since its inception will be the underlying fundamental that drives Saskatchewan Wheat Pool Inc.'s success in the future.



CHAPTER FIVE

Contents

35 – 64
2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

65
AUDITORS' REPORT
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

66 – 69
CONSOLIDATED FINANCIAL STATEMENTS

70 – 94
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

95
SENIOR OFFICERS OF THE COMPANY

96
INVESTOR INFORMATION

REAPING THE REWARDS
The Pool's integrated and interrelated businesses optimize the value of connecting commodity growers with destination customers.

2005 Management's Discussion and Analysis

Management's Discussion and Analysis was prepared based on information available to Saskatchewan Wheat Pool Inc. (the Pool) as of October 12, 2005. Management has prepared this discussion to assist readers in interpreting the Pool's financial results for the fiscal year ended July 31, 2005, and the changes in performance relative to the previous year. Management has included information to assist readers in their understanding of the industry and the markets in which the Pool operates, as well as the trends that may impact operational and financial performance into the future. Additional information on the Pool, including the Annual Information Form is available on SEDAR under the company's name at www.sedar.com.

The Pool's Management's Discussion and Analysis, Consolidated Financial Statements and Notes have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

COMPANY OVERVIEW

The Pool is a vertically integrated Canadian agri-business engaged in three distinct but interrelated businesses. Founded in 1924, the company serves over 70,000 western Canadian farmers and markets commodities and food products around the world. It is the largest publicly traded agri-business in the Province of Saskatchewan and the second largest in Western Canada.

The Pool's core businesses are grain handling and marketing, agri-products sales and oat processing. The Pool also participates in malt processing through an affiliated company and in other commodity-related businesses through strategic alliances and supply agreements.

The Pool's fiscal year runs from August 1st to July 31st and follows the traditional crop year. The bulk of agri-products sales in each fiscal year are in the fourth quarter, which occurs in the spring and summer when the crop is planted and is maturing. For the grain business, harvest takes place in the fall and the Pool does not typically begin receiving new crop supplies until well into the first quarter. Grain movement throughout the year is dependent upon destination customer demand, the Canadian Wheat Board's export program, and producers' marketing decisions, which are driven by commodity price expectations and cash flow requirements.

Business Model

The Pool's business model is designed to optimize its position in the agri-food pipeline by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the value-added pipeline.

The pipeline begins with the producer. The Pool provides agronomic advice to producers and works with them to deliver customized agricultural solutions to support high-quality, high-yielding crops demanded in the international marketplace. The Pool sells a wide variety of specialized grains and oilseeds, along with fertilizer, crop inputs and small agricultural equipment. Through production contracts, trucking premiums, financing options and targeted marketing programs, the Pool attracts grain into its high throughput grain handling network on the Prairies where the product is cleaned, dried and blended before it is sold to the domestic or export market. The Pool markets the grain direct to end-use customers through the Pool's commodity merchandisers or through the Canadian Wheat Board (CWB), shipping the product by truck or rail. The Pool manages the transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For the international marketplace, the product normally moves through one of the Pool's port terminal facilities. Once the product reaches the port, the Pool may clean the commodity again. Before being loaded onto vessels, the product is graded by Canadian Grain Commission inspectors to ensure it meets the quality specifications demanded by the international marketplace.

Pool commodities can be found in food products around the world. Whether they be in breakfast cereals and snack bars sourced from the Pool's oat processor, Can-Oat Milling, or traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally, the Pool develops relationships globally to secure demand for prairie agricultural products, completing the pipeline to the consumer.

Grain Handling and Marketing

The Pool's grain handling and marketing operation includes 43 high throughput grain handling and marketing terminals and six specialty crop cleaning and handling facilities strategically located in the prime agricultural growing regions of Western Canada. It also includes two wholly owned port terminal export facilities located in Vancouver, British Columbia, and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia.

In fiscal 2005, the Pool created a joint venture with James Richardson International Limited (JRI). JRI operates on the Prairies and at port position under the "Pioneer" brand. The Pool and JRI combined their wholly owned port terminals in Vancouver into a single operating company. The assets remain with the parent companies but the operations are run together. Located side-by-side on the North Shore, the new venture will increase the efficiency of the Port of Vancouver, reduce overall operating costs for both companies, and increase the competitiveness of Canada's export capabilities. The joint venture, which is subject to final regulatory approvals, is operating under a temporary order from the Competition Bureau.

Agri-products

The Pool's Agri-products segment operates a network of 101 retail locations throughout Western Canada, covering over 70% of the crop growing regions of the Prairies. Each facility is involved in the specialized storage and sales of bulk fertilizer, bagged seed, crop protection products and agricultural equipment, such as storage bins. Many locations also store and sell anhydrous ammonia, a cost-effective form of nitrogen fertilizer. The Pool provides educational training to producers to support the safe use of this product on-farm. All facilities provide seed, soil and moisture testing services. The Pool's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

The Agri-products segment also includes a research and development centre at the University of Saskatchewan, the Pool's share of jointly owned affiliate Western Co-operative Fertilizers Limited (WCFL), a fertilizer wholesaler and manufacturer in Calgary, Alberta, and its investment in Inter-provincial Co-operative Limited, an important manufacturer and supplier of crop protection products in Canada. Through its strategic alliances with Farm Credit Canada and John Deere Credit, the Pool offers agri-products financing to prairie producers.

Agri-food Processing

The Pool's significant interests in agri-food processing include wholly owned Can-Oat Milling, the world's largest industrial oat miller with plants in Portage la Prairie, Manitoba, and Martensville, Saskatchewan, as well as 42% owned Prairie Malt Limited, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Can-Oat Milling has established itself as a market leader in industrial supply and is the supplier of choice for many North American food manufacturers. Can-Oat's customers are primarily North American marquee food manufacturers and consistent brand leaders in breakfast cereals, whole grain and healthy food choices. Can-Oat controls 41% of the independent oat milling capacity in North America with technology that meets or exceeds its competition. More than 90% of its production is exported to the United States.

Prairie Malt Limited is located in the heart of Canada's vast Prairie region where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 metric tonnes and produces top quality malt that is shipped to customers throughout Canada, the United States, the Pacific Rim, South Africa and Latin America.

Discontinued Operations

The Pool exited the hog production, feed processing and aquaculture industries in fiscal 2004. The results from these operations have been classified as discontinued operations on the Consolidated Statements of Earnings and Retained Earnings (Deficit). Readers may refer to Note 19 in the Notes to the Consolidated Financial Statements for additional information.

MARKET ENVIRONMENT

Grains and Oilseeds

Western Canada produces, on average, 53 million metric tonnes (mmt) of grains and oilseeds annually (based on the 1997-2001 average of the six major grains and oilseeds), of which 63%, or 33 mmt, is available to Prairie grain handling companies to market to end-use customers or through the CWB. The rest remains in Canada and is consumed domestically by food processors and feedlots.


SIX MAJOR GRAINS
Flax 2%
Wheat 46%
Oats 7%
Canola 15%
Barley 24%

Source: Statistics Canada Production
weighted three-year average from 2003-04 to 2005-06


WESTERN CANADIAN PRODUCTION
MILLIONS OF METRIC TONNES
% of Avg
77%
58%
89%
101%
F1997
F1998
F1999
F2000
F2001
1997-01 Five Yr Avg
F2002
F2003
F2004
F2005
F2006* Estimate
0
10
20
30
40
50
60

Source: 1997-2005 Data – Statistics Canada
* October 5, 2005, Statistics Canada Estimate

Prairie production available for the 2005 fiscal year returned to pre-drought levels, after three years of dry weather hampered grains and oilseeds production across Western Canada. Fiscal 2005 crop production (harvested in the fall of 2004) totalled 53 million tonnes, in line with the five-year average in Western Canada. Heavy rain in the spring seeding period restored much needed moisture to the land but delayed planting by as much as six weeks in some areas. As a result, when an unprecedented early frost hit in late summer, the immature plants sustained significant damage. This was followed by heavy rains, which halted harvest and caused further deterioration. The result was a poor quality crop and a shortened export period for fiscal 2005. These factors impacted fiscal 2005 results and were the primary reasons for the year-over-year earnings variance in the Grain Handling and Marketing segment.

Seeding conditions for the crop harvested in 2005 were ideal in Alberta and Saskatchewan with ample rains and sunshine, particularly in Saskatchewan, setting the stage for an above average crop. Manitoba farmers were not as fortunate, experiencing cold, wet weather and significant flooding in some areas. For most of the summer months, crop development was normal across the Prairies and based on the October 5, 2005 Statistics Canada estimate, the 2006 crop in Western Canada will be average at 52.5 million tonnes. A larger than average crop in Saskatchewan is expected to offset the significant decline in Manitoba production, which is down 40% from the five-year average.


PRODUCTION VOLUMES
MILLIONS OF METRIC TONNES
Estimate Fiscal 2006
Fiscal 2005
1997-2001 Five-Year Average
60
50
40
30
20
10
0
Saskatchewan
Alberta
Manitoba
British Columbia
Western Canada

Source: Statistics Canada October 5, 2005 Estimate

Farmers have held approximately 7.7 million tonnes of lower quality grains (average annual carry-over is approximately 5 million tonnes for the six major grains) on-farm from fiscal 2005 (harvested in 2004). Given historically low prices, the Pool expects a similar carry-over level at the end of fiscal 2006.

Based on October 11, 2005 reports, harvest in Western Canada was 70% to 75% complete, with Saskatchewan at approximately 80%, Manitoba at 95% and Alberta at 60% to 70%. Wetter, cooler weather in the northern grain belt has left those regions lagging behind the southerly regions. In addition, crop quality, primarily for cereal grains being harvested in the northern areas, will experience some deterioration due to the wet weather, the extent of which won't be determined until harvest is complete. Crop quality in fiscal 2006 is still expected to be better than the previous year and, based on current views, a reasonable mix of crops will be available for fiscal 2006. However, the feed grain component will be a larger portion than average as a result of weather.

Grain handling and marketing is seasonal with the strongest movement typically occurring in the August to October and May to July periods, the first and fourth quarters for the Pool.

The CWB is the sole exporter of western Canadian milling wheat and malt barley (Board grains). The Pool also buys and markets for its own account, non-Board grains such as canola, oats, peas and mustard. About 60% of the Pool's total shipments are Board grains (five-year average) and this can fluctuate by as much as 10%, depending on wheat and barley production and the Board's export program in any given year. Grain is classified, graded and inspected by the Canadian Grain Commission.

Grain handling companies market non-Board grains and oilseeds directly to end-use customers domestically and into the international marketplace. A significant portion of the Pool's international demand is secured through strategic alliances and supply agreements with international food processors and commodity trading firms.

Exports in 2005 were approximately 83% of the five-year average despite a 12% increase in non-Board grain and oilseed exports. The CWB, which originally targeted exports at 16.3 million tonnes for fiscal 2005, was challenged with an abundance of low quality commodities and poor grain prices and achieved only 14.8 million tonnes of exports in 2005.


CANADIAN EXPORTS – SIX MAJOR GRAINS
MILLIONS OF METRIC TONNES
Non-Board Grains & Oilseeds
Board Grains
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001
1997-01 Five Yr Avg
2002
2003
2004
2005
2006 Estimate

Source: 2005 Agriculture & Agri-Food Canada September 20, 2005 Grains & Oilseeds Outlook and Pulse and Special Crops Outlook (with product exports subtracted); Canadian Grain Commission, "Exports of Canadian Grain" (includes eastern Canadian wheat exports of about 0.4 mmt)

Exports for 2006 are currently expected to rebound with the CWB targeting a 22% year-over-year increase. Their ability to meet this target is dependent on the quality of harvested crops as the majority of their customers seek higher quality commodities. The quality of wheat and barley that is yet to be harvested is unknown but some quality deterioration is expected as a result of recent rains. Oilseeds and pulse crop quality is good to excellent and non-Board exports are expected to increase by 24% given the abundance of canola available for shipment this year.

Transportation is a significant factor in the agricultural industry because of competing demands for railcars and equipment to support Canada's exports. Over the past three years, the amount of rail capacity dedicated to grain movement has declined because of the drought-reduced crop size, together with increased demand from China and other importing nations for commodities like potash. Canadian National Railway Company and Canada Pacific Railway Limited are the primary transportation providers for prairie farmers. With a return to normal crop production levels on the Prairies, and a larger than average crop in Saskatchewan, the agricultural industry is encouraging additional rail capacity in order to meet its export objectives in 2006.

The CWB also plays a significant role in the transportation of wheat and barley. The CWB allocates 80% of the railcars based on a formula that calculates each grain company's previous 18-week producer deliveries. The remaining 20% of the CWB sales program is put to tender where grain companies can bid on the railcars. The winning bidder has the ability to spot those cars at any location and work with area producers to source the grain just in time to maximize efficiency. In fiscal 2005, the CWB executed tenders for approximately 17% of their shipments in an attempt to capitalize on the efficiencies and cost savings available through high throughput elevators to offset overall declines in grain prices. The Pool expects tenders to return to the 20% target for the CWB export program in 2006.

Agri-products Market

The Agri-products industry in Western Canada is a mature market. It is made up of about 240 competitors servicing 900 locations throughout Western Canada (750 retail operations in the Pool's market area). Independent retailers, who hold about 30% of the market, together with a host of major grain handlers, sell seed, fertilizer, crop protection products and small agricultural equipment. The total market is approximately $3.4 billion in sales, geographically distributed.


AGRI-PRODUCTS SALES
DISTRIBUTED GEOGRAPHICALLY
SASKATCHEWAN
$1.5 billion
ALBERTA
$1.1 billion

Source: Statistics Canada, May 2005 Farm Expense Report

The Pool competes in 16 market centres with effective market coverage of about $2.2 billion. It does not operate retail stores in all areas of Manitoba and Alberta and, therefore, does not have access to their entire markets. Low crop prices and poor growing conditions can put pressure on volumes and margins from time to time but, in general, the industry has historically supported retail gross margins in the 15% range.

Total market acreage of about 62 million has remained essentially the same for the past five years with some growth in seed sales as a result of producers shifting from cereal grains to canola and special crops.


SEEDED ACREAGE – WESTERN CANADA
Total
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
2006
Estimate

Source: Statistics Canada

Fertilizer prices can also alter buying behaviour and sales. Pricing is highly dependent upon natural gas prices. If producers believe that fertilizer (and/or natural gas) prices are on the rise, they will pre-buy product in an attempt to reduce overall input costs.

While seeded acreage has been relatively stable historically, there has been growth in input usage driven by new seed technologies and varieties, new fungicides and by a shift from cereal grains to oilseeds and special crops. This growth is expected to taper off and general agri-products growth will more closely track inflation in the future.


WESTERN CANADA AGRI-PRODUCTS SALES
Manitoba
Alberta
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1999
2000
2001
2002
2003
2004
* excluding equipment

Source: Statistics Canada – Farm Expenses and Depreciation Charges, Agriculture Economic Statistics

The industry is highly seasonal with approximately 75% of seed, fertilizer and crop protection products sold and delivered from mid-April to the end of June in a typical year. The fall season from August to November represents about 15% of the business. The post-harvest buying period is dependent on the weather as freezing temperatures and snowfall can bring the season to a halt and push sales into the spring. A strong fall application period can relieve some of the spring logistical requirements because fertilizer will not be reapplied in the spring, while other products such as herbicides are not affected by fall application conditions and will be applied in the spring.

Oat Processing

Canada is the third largest oat producer and the largest oat and oat product exporter in the world, representing 56% of the world's oat export trade. Total world production stands at 25 million tonnes of oats, which includes oats for feed and human consumption. Canada's oat production has remained relatively stable over the past 15 years and represents about 14% of the world's total. Over 85% of Canada's oats are produced in Western Canada, with the majority, about 65%, grown in Saskatchewan and Manitoba.

The industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased. Approximately 25% to 30% of the annual crop is milling quality, while the rest is utilized as feed. Canada consumes less than 50% of its production and exports the remainder, primarily to the United States. Canada exported 1.2 mmt to the United States last year, representing approximately 78% of that country's total oat imports.


WORLD OAT EXPORTS
PERCENTAGE
Other 9%
Other EU Countries 5%
Australia 9%
Sweden 10%
Finland 11%

Source: Statcom Inc.

Oat milling is an attractive segment of the food ingredients market and holds a strong position in the economy. Oats are non-GMO (genetically modified organism) and are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing "convenience food" product categories, which is another important growth driver for the food industry. Oat demand is stable and particularly resistant to industry downturn as a result of being a very economical food source. Demand for oat ingredients has risen in 2005, reflecting consumers' switch from protein-based diets to whole grain alternatives. The Food and Drug Administration in the United States approved a health claim for oat-based products stating that the soluble fibre from oatmeal, as part of a low-saturated fat, low-cholesterol diet, may reduce the risk of heart disease. This official acceptance toward whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oats industry over the long-term.

Prices for Can-Oat's human consumption sales are determined in the United States. Foreign exchange exposure is an issue that must be managed by Canadian oat millers. Can-Oat has hedging strategies in place to manage its exposure and to ensure its products remain competitively priced in the U.S. market.

The Malt Industry

Malt, a processed form of top quality barley, is the basic ingredient used in the production of beer. Malt provides most of the complex carbohydrates and sugars, which are necessary to give beer its distinctive flavour and alcohol content. For the same reasons, malt is used in making whiskey and other distilled spirits. It is also gaining considerable popularity in the food industry as a flavouring component and a source of nutrition. Quality, therefore, is essential. The main raw material used in the production of malt is malting quality barley.

Total world production of malt is approximately 18 million tonnes.


GLOBAL MALT PRODUCTION
PERCENTAGE
Other 14%
Australia 4%
Canada 6%
USA 11%
China 17%
EU 48%

Source: Rabobank estimates, 2005

Global beer demand continues to grow with annual growth rates estimated at 2% per year. The main source of increased demand comes from emerging markets. This growth is attributable to increasing demand from China and Latin America, which is expected to gradually offset decreasing trade with Russia.

The CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB. Canadian maltsters purchase all of their malting barley from the CWB, with prices for malting barley based on North American and international market prices.

The malting industry is the largest value-added exporter of grain in Canada and the largest barley customer of the CWB, purchasing over 50% of available CWB stocks annually. Between 1985 and 2001, the industry virtually tripled its malt exports to approximately 550,000 tonnes and Canada became the second largest malt exporter in the world *(Source: Malting Industry Association of Canada, Third Canadian Barley Symposium)*.

KEY BUSINESS DRIVERS FOR THE POOL

The Pool's ability to achieve success in the western Canadian agricultural industry is dependent upon key drivers.

In the grain business, volume, quality and throughput are the key profitability drivers. Volume is important because of the high fixed cost nature of the business. The more grain that flows through the Pool's pipeline, the lower the cost per tonne resulting in higher profitability. A significant portion of earnings is generated in the fourth quarter.

Fiscal 2005 – Quarter Ending

	October 31	January 31	April 30	July 31
Primary shipments (mmt)	1.5	1.8	1.6	1.9
EBITDA[1] (M)	$0.8	$7.1	$10.4	$14.3
EBITDA/tonne	$0.53[2]	$3.94	$ 6.47	$ 7.45

[1] Before one-time items

[2] EBITDA (earnings before interest, taxes, depreciation and amortization, provision recoveries and discontinued operations) in the first quarter of 2005 was unusually low because of the late harvest, which limited supplies required to meet sales commitments and resulted in increased premium payments and first quarter costs.

With the dominant market share in Saskatchewan, where typically over 50% of western Canadian grains and oilseeds are grown, the Pool has access to sufficient supplies to maximize both its primary capacity on the Prairies and its port terminal capacity at export. In a normal year, every 5% change in western Canadian production has approximately a $6 million EBITDA impact to the Pool.

Quality is also an important factor that drives profitability and impacts margins in two ways. First, the higher the quality of the commodity, the higher the margin the Pool extracts for services it provides to move the farmer's grain to market. In addition to elevation and storage fees, the Pool charges for cleaning and drying, and for processing at port position to ensure the commodity is export ready. The Pool can also generate additional revenue from blending provided there are sufficient quantities of varying grades.

Quality can also impact volumes and shipments. For instance, the CWB has ample international demand for milling quality wheat in the top three grades and for quality malt barley for brewing. However, international demand for feed grain is limited. CWB exports depend, to some extent, on the total quality and mix of the Canadian crop, and their exports directly impact western Canadian grain handling shipments for all industry players.


AVERAGE ANNUAL PIPELINE MARGIN
$ PER TONNE
F2004
F2005

The average pipeline margin per tonne (gross margin per tonne excluding other revenue and one-time items) available to the Pool assuming a normal quality mix, average production levels and regular export program is between $20 and $22 per tonne. A $1 swing in margin translates into approximately $8 million in EBITDA for the Pool.

The Pool believes that its margin per tonne will improve in fiscal 2006 due to the larger Saskatchewan crop. However, the extent of that improvement will also be dependent upon the crop mix and the amount of feed grain that moves through the system in 2006.

Velocity is important in the Pool's grain handling system – that is the ability to move volume through our primary grain handling network quickly and efficiently while maintaining quality specifications. The Pool has 38% of the 100-car loading capacity, which is well ahead of the 21% held by its closest competitor. This is important because rail companies, which are responsible for moving the grain to export position, offer grain handling companies incentives for loading product onto multi-car unit trains. The Pool shares these incentives with producers to lower their costs, and to attract grain into its system in an effort to increase profitable market share.

In fiscal 2005, the Pool shipped 91% of its grains and oilseeds in 25, 50 and 100 carloads, with 74% of the grain being shipped in 50s and 100s. The key to managing the pipeline and maximizing future earnings is to target opportunities for large multi-car shipments. Rail incentives on 25 cars can be as low as $0 per tonne, rising to $7.00 per tonne for 100-car trains (railcars can hold about 90 tonnes of grains or oilseeds, depending on the commodity).

The Pool's western Canadian market share is 23%, up from 21% in fiscal 2004. Assuming normal industry conditions, every 1% change in market share translates into approximately $5 million of EBITDA for the Grain Handling and Marketing segment.

In the Pool's Agri-products segment, seeded acreage is a key driver of profitability. Crop mix drives agri-products sales because commodities like wheat and barley require substantially fewer inputs than special crops and canola. The type of crops seeded each year varies depending upon commodity price forecasts and input costs. Each crop requires a different type and level of agri-product inputs and, as a result, margin opportunities vary.


AVERAGE INPUT COSTS
RANGE OF $ PER ACRE
Wheat
Barley
Canola

Canola and special crop growers typically purchase seed each year. For wheat, seed purchases are made for special varieties but farmers can re-seed regular varieties using seed from the previous harvest.

Fertilizer pricing is also a business driver for agri-products suppliers. Natural gas is a primary component of nitrogen fertilizer and, as its price fluctuates, so do fertilizer prices. Producers' buying behaviour, both in terms of timing and quantity, will change depending on pricing. As a result, companies must monitor pricing to secure fertilizer at the right time and be flexible with supply to ensure the demand will be there during the application periods. Weather also influences the timing and quantity of sales in this business. Farmers regularly purchase crop protection products and fertilizer in the fall and spring periods. Extremely wet or dry conditions will alter the type and quality of input purchases, depending on the level of plant disease and insect infestations for crop protection products and the amount of soil moisture for fertilizer. Each 1% change in agri-products retail sales revenue results in approximately $0.5 million in EBITDA. A 1% change in retail gross margin translates into approximately $3 million in EBITDA.

For the oat milling business, yield is a significant factor in profitability. In an average year, it takes 1.6 tonnes of raw oats to produce one tonne of oat ingredients. The quality of raw oats has the most significant impact on yield. Yields typically range from 1.6 tonnes to 1.7 tonnes. Oat varieties, soil conditions and farm practices can have a significant impact on quality and on a number of characteristics which are required to meet specifications defined by select customers. Every new crop has its own characteristics and milling adjustments are typically required to attain the best yield.

Oats are priced in U.S. dollars and are predominantly driven by the world feed grain market. The price of finished goods moves up and down with the price of oats. A strong Canadian dollar can create foreign exchange challenges and hedging practices are important to protect margins and ensure that Canadian product remains competitive with American millers.

In the malt business, reliable quality is a key factor in maintaining sales with international customers. Only high quality malt barley is selected for the malting process so crop quality issues can affect supply and increase production costs. Based on initial views of the trade as of September 30, 2005, the amount of malt barley that may be selected for malting purposes in 2006 is in the range of 70% to 80% of average. These estimates could improve or decline by the end of harvest depending on quality tests on the remaining malt barley that is still in the fields.

Energy consumption, labour, and yield maximization (the amount of malt produced from a tonne of barley) are also key production drivers for Prairie Malt. Natural gas is an important element and rising prices can significantly impact margins. In addition, because sales are priced in U.S. dollars, a strengthening Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities.

STRATEGIC FOCUS

Fiscal 2005 was an important year for the Pool. The Pool implemented a Recapitalization that allowed the company to change its corporate structure, redesign its share structure, reduce debt and enhance corporate governance. In February of 2005, the Pool announced a multi-step approach that resulted in:

- The Pool continuing as a Canada Business Corporation effective March 31, 2005.
- Issuing a single class of common voting shares to Class A shareholders (the Pool's farm members under the previous co-operative structure), to Class B shareholders and to holders of the Pool's Convertible Subordinated Notes.
- At the same time, the Pool changed its governance structure to more closely align Board representation with the economic interest of its entire shareholder base. The Board of Directors is made up of:
  - five farmer-directors (previously eight), all of whom have previous Board experience with the Pool and bring valuable agricultural expertise and customer intelligence to the Board;
  - six directors (previously four) from the business community with expertise in the areas of finance, accounting, law and corporate governance; and
  - the Chief Executive Officer (not previously on the Board).

Following the Recapitalization:

- the Pool completed a $150 million rights offering;
- the rights offering was substantially oversubscribed; and
- after costs associated with the rights offering, the Pool raised $142 million in net proceeds. The Pool repaid its $100 million term loan and used the remaining proceeds to support working capital.

With renewed balance sheet strength, the Pool has sufficient funds available and financial flexibility to maximize operational opportunities, a factor that has restored customer confidence and allowed the Pool to increase sales and market share in 2005. The Pool is now in a position to more adequately absorb the impact of adverse weather-related issues.

As the Pool looks to the future, management recognizes that, with normal crops, the Pool can produce healthy cash flow. The Board of Directors and the management team are assessing the appropriate use of cash with a view to shareholder value, managed growth and risk mitigation.

The Pool believes there are opportunities to grow its core business organically through customer expansion strategies, regional acquisitions, joint ventures and alliances. The Pool's joint venture with James Richardson International at the Vancouver port is an example of how alliances and partnerships can create additional industry efficiencies, improve competitiveness and productivity without adding additional capacity.

The Pool also believes in Can-Oat's potential and is currently assessing strategies to expand its product offerings, customer base and capacity utilization. Can-Oat's reputation for quality and service, together with its consistent bottom line performance, illustrates how value-added processing, managed strategically, can succeed on the Prairies.

With excess capacity still present across Western Canada in the primary grain handling system and in the agri-products industry, consolidation is key if the industry is to be healthy for the long-term. The Pool will continue to encourage consolidation. This will be accomplished by working with industry players, governments and regulatory bodies to implement economic and regulatory policies that encourage efficiency, support deregulation and provide a fair and equitable marketplace for all participants. Farmers will benefit from the increased efficiency and lower cost industry structure, thereby improving their on-farm profitability.

The Pool will also focus on its farming customers by developing customized solutions, program bundles and marketing packages that improve their on-farm efficiency and cash flow. Through the newly established Western Farm Leadership Co-operative Ltd., which is in the process of being incorporated, the Pool will team with select farm leaders throughout Western Canada to provide training and growth opportunities that not only support their individual operations but, also, the rural communities in which the Pool operates.

Quality and food safety continues to be a strong focus for the Pool. In fiscal 2005, the Pool successfully certified 41 of its grain handling facilities on the Prairies and two port terminal operations to internationally recognized food handling and safety standards, known as ISO 9001:2000 (International Organization for Standardization). Virtually all Pool grain facilities are now certified and the Pool employs HACCP (Hazard Analysis Critical Control Point) policies and procedures to illustrate its ongoing commitment to food safety and security.

Can-Oat elevated its quality measurements in 2005 through the American Institute of Baking (AIB), which audits sanitation and food safety practices in the milling industry. Can-Oat requested that the AIB conduct an unannounced audit. Can-Oat received a superior rating and is the first company within its industry to participate in an unplanned audit process. This commitment to quality is at the heart of the Pool and its affiliates and will continue to be a focus for the company into the future.

The Pool expects that demand for identity preservation of the crop from farmgate through the pipeline and the ability to trace commodities throughout the cycle will become more and more important to domestic and international customers. Its high throughput grain handling terminals already have the ability to segregate products within the system. The Pool has developed information systems that track the needed intelligence on cropping patterns, chemical use, yields and quality to support future traceability programs. The Pool's ability to anticipate future consumer trends, food choices and information needs and develop required solutions in advance is a key thrust and the foundation for its strategic growth going forward.

Finally, the Pool, over the coming months, will look at options to reduce its overall cost of borrowing and further improve financial flexibility and balance sheet strength. The Pool has $150 million of Senior Subordinated Notes outstanding that currently pay 12% interest annually. The Pool is exploring various options to reduce its overall interest costs in 2006, including options with respect to these outstanding Notes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL:

Income Statement Data

(in millions)[1]	Year Ended July 31, 2005	Year Ended July 31, 2004[3]	Six Months Ended July 31, 2003[3] (restated)	Six Months Ended January 31, 2003[3,5] (restated)
			Post-reorganization	Pre-reorganization
Sales and Other Operating Revenues	$1,385.7	$1,407.3	$653.0	$687.5
Earnings (loss) from continuing operations	7.0	17.9	(9.1)	(30.6)
Net recovery (loss) from discontinued operations	5.1	(12.9)	(6.8)	(3.9)
Net earnings (loss)	12.1	5.0	(15.9)	(34.5)
Earnings (loss) per common share (EPS):				
From continuing operations, prior to accretion and inducement premium	0.25	1.74	(1.83)	(16.34)
From discontinued operations	0.18	(1.25)	(1.36)	(2.06)
From continuing operations, after accretion and inducement premium – Basic and diluted[2]	(1.44)[4]	(0.18)	(4.12)	(16.34)
Total earnings (loss) EPS – Basic and diluted[2]	(1.26)	(1.43)	(5.48)	(18.40)

[1] In millions, except earnings per share data.

[2] There is no dilutive effect from the exercise of options related to stock option plans or the Convertible Subordinated Notes because it would be anti-dilutive.

[3] Periods ending prior to March 31, 2005, are restated to reflect the one for 20 share consolidation that was part of the March 31, 2005 Recapitalization (further information is provided in the July 31, 2005 Notes to the Consolidated Financial Statements – Note 16).

[4] The net loss per share for fiscal 2005 reflects non-cash charges to retained earnings of $13.7 million for the accretion of the equity component of the Convertible Subordinated Notes and a share capital inducement premium of $33.8 million for Convertible Subordinated Noteholders as part of the Pool's Recapitalization initiative. Holders of the Convertible Subordinated Notes received a premium on their conversion rate (3.5 million of additional shares valued at $33.8 million) as an inducement to convert their Notes on March 31, 2005.

[5] The selected income statement data for the six months ended January 31, 2003 does not reflect the effects of the financial reorganization that became effective on January 31, 2003 or the application of fresh start accounting and, as a result, are not comparable to the income statement data for the subsequent financial periods shown.

Sales and operating revenues reflect the contributions of the Pool's three core businesses along with sales from the Pool's subsidiaries and joint ventures, proportionately consolidated based on the Pool's ownership position. Non-Board grain and oilseed prices have been trending downward since 2003, contributing to lower sales prices in each of the past three years. Grain shipments and agri-products sales, on the other hand, have improved each year as crop production and growing conditions normalized after three years of drought that began in late 2001. For Agri-food Processing, sales dipped in fiscal 2004 relative to 2003 because of lower commodity prices and a temporary reduction in demand due to the low carbohydrate trend in that year. Demand and sales from this segment strengthened in 2005 as consumer products companies began marketing the benefits of whole grain oat products.

The earnings (loss) from continuing operations recovered in 2004 after a difficult 2003 fiscal year when production levels were nearly cut in half and crop quality was poor because of drought conditions. The 2004 production (harvested in the fall of 2003) was approximately 88.8% of the five-year, pre-drought average and the quality was good, allowing exports to increase by 80.3% year-over-year and pipeline margins per tonne (gross margin excluding other revenue and one-time items) of grain to increase from $15.50 to $21.00 on average. In 2005, production (harvested in the fall of 2004) normalized to the five-year, pre-drought average, allowing for additional shipments. However, wet cold weather and an unprecedented early frost impacted crop quality and reduced exports for the year. Grain margins for fiscal 2005 averaged $17.72 as a result.

With respect to discontinued operations, the Pool exited these businesses and divested of the assets in 2004 after several difficult years and mounting losses from its investments in hog production, feed processing and aquaculture businesses. In 2004, the Pool recorded a net loss from discontinued operations of $12.9 million. This after-tax loss consisted of a $9.0 million loss on divestiture and $3.9 million in operating losses. The 2005 after-tax recovery from discontinued operations was $5.1 million, including a $3.8 million recovery related to filings under the Canadian Agricultural Income Stabilization Program (a federal provincial risk management program also known as CAIS), as well as a partial recovery of $0.9 million from the loss on divestiture booked in 2004. The recovery on CAIS represents a portion of the operating losses incurred by discontinued operations in prior years.

The earnings per share calculations over the last three years reflect a number of events:

- The number of shares outstanding grew from 111.7 million shares at July 31, 2003 to 232.2 million shares at the end of July 2004, as holders of the Pool's Convertible Subordinated Notes chose to convert their notes into Class B non-voting shares.
- The per share amounts in 2003, 2004 and up to March 31, 2005, also include accretion that was charged against retained earnings. When the Convertible Subordinated Notes were first issued, they were recorded on the balance sheet at their market value at the time, as required by accounting rules. Each quarter, the Pool would accrete a portion of the difference between the market value and face value of the Notes against retained earnings.
- On March 31, 2005, the Pool exchanged all outstanding Class B non-voting shares for new common shares at a rate of one for 20. Convertible Noteholders were asked to convert early and received a premium of 3.5 million additional new common shares to do so. The number of shares outstanding as a result of the Recapitalization was 35.1 million.
- In May 2005, the Pool issued a rights offering raising gross proceeds of $150.1 million. An additional 46.8 million shares were issued. The total number of shares outstanding as at July 31, 2005 was 81.8 million.

Balance Sheet Data

(in millions)	As at July 31, 2005	As at July 31, 2004	As at July 31, 2003
Total assets	$721.9	$683.4	$787.8
Total long-term liabilities	$189.9	$298.9	$322.0
Dividends paid per share	$ -	$ -	$ -

The Pool's total long-term liabilities declined substantially as at July 31, 2005, as a result of the Recapitalization and rights offering that raised $142.3 million in net proceeds. The Pool used $100.0 million to retire long-term debt and the remaining proceeds were used to support ongoing working capital requirements.

The Pool did not pay dividends in the years listed above. Under the terms of its credit facility, the Pool cannot pay dividends on its shares without prior approval from its principal lenders.

SELECTED QUARTERLY FINANCIAL INFORMATION

QUARTERLY:

Fiscal 2005	October 31	January 31	April 30	July 31	Total
(in millions except for per share data)					
Sales and Other Operating Revenues	$ 229	$ 322	$ 288	$ 547	$ 1,386
Earnings (loss) from continuing operations	(15.6)	(0.9)	(2.1)	25.6	7.0
Net recovery (loss) from discontinued operations	-	-	1.2	3.9	5.1
Net earnings (loss)	$ (15.6)	$ (0.9)	$ (0.9)	$ 29.5	$ 12.1
Earnings (loss) per common share:					
From continuing operations,					
prior to accretion and inducement premium	$ (1.30)	$ (0.07)	$ (0.11)	$ 0.38	$ 0.25
After accretion and inducement premium					
From continuing operations	$ (1.72)	$ (0.50)	$ (1.98)	$ 0.38	$ (1.44)
From discontinued operations	-	-	0.06	0.06	0.18
Earnings (loss) per common share	$ (1.72)	$ (0.50)	$ (1.92)	$ 0.44	$ (1.26)
Diluted earnings (loss) per common share	$ (1.72)	$ (0.50)	$ (1.92)	$ 0.44	$ (1.26)

Fiscal 2004	October 31	January 31	April 30	July 31	Total
(in millions except for per share data)					
Sales and Other Operating Revenues	$ 284	$ 326	$ 255	$ 542	$ 1,407
Earnings (loss) from continuing operations	(7.1)	9.5	(4.8)	20.3	17.9
Net recovery (loss) from discontinued operations	(2.7)	(14.3)	(4.3)	8.4	(12.9)
Net earnings (loss)	$ (9.8)	$ (4.8)	$ (9.1)	$ 28.7	$ 5.0
Earnings (loss) per common share (restated (a)):					
From continuing operations, prior to accretion	$ (0.80)	$ 0.97	$ (0.43)	$ 1.76	$ 1.74
After accretion					
From continuing operations	$ (1.37)	$ 0.45	$ (0.87)	$ 1.34	$ (0.18)
From discontinued operations	(0.30)	(1.45)	(0.39)	0.73	(1.25)
Earnings (loss) per common share	$ (1.67)	$ (1.00)	$ (1.26)	$ 2.07	$ (1.43)
Diluted earnings (loss) per common share	$ (1.67)	$ (1.00)	$ (1.26)	$ 0.92	$ (1.43)

(a) For periods prior to April 30, 2005, earnings per share has been restated to reflect the one for 20 share consolidation that was part of the March 31, 2005 Recapitalization process.

The Pool's sales and other operating revenues are seasonal, with the largest percentage of sales occurring in the fourth quarter (May to July period), when the majority of the Pool's agri-products are sold and producers ship grain to free up on-farm storage for the following harvest. In general, the primary variances between the quarterly sales in 2005 versus 2004 are the result of:

- higher grain shipments in 2005, reflecting normal production levels and an increase in the Pool's western Canadian market share from 21% in fiscal 2004 to 23% in fiscal 2005;

- lower non-Board grain prices in 2005 versus 2004;
- higher agri-products sales in 2005 reflecting strong producer demand for crop inputs, particularly fertilizer; and
- higher sales from the Agri-food Processing segment resulting from increased sales of finished whole oat products through Can-Oat Milling.

Earnings from continuing operations primarily reflect lower grain margins this year in the Grain Handling and Marketing segment, resulting from poor quality crops that limited CWB shipments and higher costs resulting from premiums paid in the first half of 2005 because of the late harvest, which limited supplies required to meet sales commitments.

SUMMARY OF CONSOLIDATED RESULTS

Readers should refer to the following chart that summarizes one-time items included in fiscal 2005 and 2004 when comparing the operating results in both years.

Saskatchewan Wheat Pool Inc.
One-time Items – Summary

Fiscal 2005 (in millions of $)	October 31	January 31	April 30	July 31	Total
Grain	$ 0.7	$ 0.9	$ 0.0	$ 2.9	$ 4.5
Corporate	0.0	0.0	0.0	0.0	0.0
Total one-time items in EBITDA	0.7	0.9	0.0	2.9	4.5
Total one-time items in EBIT	0.7	0.9	0.0	2.9	4.5
Tax recoveries	0.7	0.7	0.0	0.0	1.4
Tax impact of one-time items	(0.1)	(0.1)	0.0	(0.3)	(0.5)
Total tax impact	0.6	0.6	0.0	(0.3)	0.9
Total one-time items in earnings (loss) from continuing operations	$ 1.3	$ 1.5	$ 0.0	$ 2.6	$ 5.4
	(a)	(b)		(c)	

Fiscal 2004 (in millions of $)	October 31	January 31	April 30	July 31	Total
Grain	$ 0.0	$ 6.5	$ 0.0	$ 3.5	$ 10.0
Corporate	0.0	0.6	1.6	(0.6)	1.6
Total one-time items in EBITDA	0.0	7.1	1.6	2.9	11.6
Provisions	0.0	0.0	0.0	6.2	6.2
Total one-time items in EBIT	0.0	7.1	1.6	9.1	17.8
Tax recoveries	0.0	2.6	0.0	0.0	2.6
Tax impact of one-time items	0.0	(2.6)	(3.2)	(1.2)	(7.0)
Total tax impact	0.0	0.0	(3.2)	(1.2)	(4.4)
Total one-time items in earnings (loss) from continuing operations	$ 0.0	$ 7.1	$ (1.6)	$ 7.9	$ 13.4
		(d)	(e)	(f)	

One-time items primarily include:

(a) Ontario capital tax refund
(b) Settlement of a property tax dispute and receipt of a research and development investment tax credit
(c) Interest income on corporate income tax refunds
(d) Property taxes rebate and interest income on corporate income tax refund
(e) Capital refund net of income taxes
(f) Recovery from sale of interest in Mexican terminal

Fiscal 2005 consolidated sales and other operating revenues were $1.39 billion, down $21.6 million from the $1.41 billion generated in the previous year. Sales through the Agri-products segment were up 11.8% year-over-year. Agri-food Processing sales grew 7.1% and Grain Handling and Marketing increased shipments by 7.2%. The year-over-year variance reflects lower commodity prices for non-Board grains and oilseeds, which were down on average 19.0% compared to 2004 levels. This impacted the value of consolidated sales for the Grain Handling and Marketing segment. However, it is important to note that the key earnings drivers in that business are volume, exports and crop quality as opposed to commodity prices.

Selling and administrative expenses for fiscal 2005 were $54.7 million, which compares to $52.4 million in fiscal 2004. The primary reason for the variance is related to $2.4 million in capital taxes that the Pool is now required to pay as a result of becoming a Canada Business Corporation in 2005.

The Pool generated $70.5 million in EBITDA for 2005, which compares to $87.3 million in fiscal 2004. The decline was the direct result of crop quality issues and a late harvest that limited supplies of quality commodities in the first quarter of fiscal 2005. Crop production available for fiscal 2005 was average in size but quality was well below average because of an early frost that hit at a critical time in the growing cycle, followed by substantial rains during the harvest period that further reduced the value of the crop. As a result of these two events, a significant portion of the grain that was available to handlers was feed quality. Typically, approximately 10% of the wheat grown in Western Canada is feed. More than 45% of Saskatchewan's wheat crop graded as feed in fiscal 2005. Margins are lower on feed wheat because it is not cleaned, dried or blended and is typically consumed domestically as opposed to moving into the export market. Limited export opportunities for feed grains challenged the CWB in fiscal 2005 and, as a result, the CWB was only able to secure 14.8 million tonnes of export sales on a target of 16.3 million tonnes for the year.

Despite the challenges in the Grain Handling and Marketing segment, the Pool's Agri-products and Agri-food Processing segments had strong results, generating EBITDA of $39.3 million and $16.4 million respectively. For the Agri-products segment, this represented a 22.6% increase over fiscal 2004 results and for Agri-food Processing, a 15.2% increase. Grain Handling and Marketing EBITDA, excluding one-time items, was down approximately $17.0 million on a full-year basis as a result of the quality factors previously mentioned.

Amortization of property, plant and equipment and certain other long-term assets for the twelve months was $26.5 million compared to $24.6 million in fiscal 2004. Increased amortization year-over-year is reflective of ongoing investment in property, plant and equipment.

Corporate costs for fiscal 2005 were $22.3 million, which compares to $18.6 million in the prior year. The primary reason for the increase is related to $2.4 million in Saskatchewan capital taxes that the Pool is now required to pay as a result of becoming a Canada Business Corporation in 2005. In addition, in 2004 the Pool received a $1.6 million one-time capital refund related to one of its investments that reduced corporate costs in that year.

Interest expense for the year totalled $37.1 million, down from $39.1 million in 2004. Cash interest expense was $21.7 million in 2005, which is down $6.9 million, or 24.1%, from 2004. The lower cash costs primarily reflect a reduction in short-term borrowings because of lower grain commodity prices year-over-year, in conjunction with the repayment of $100.0 million of term debt in June of 2005. The $15.4 million non-cash component included:

- seven months of accretion related to the debt component of Convertible Subordinated Notes that were retired effective March 31, 2005;
- $3.9 million of financing costs that were incurred during the year and written off in the fourth quarter when the Pool repaid its $100.0 million term loan;
- a full year of accretion related to the company's Senior Subordinated Notes; and

- approximately $1.0 million related to the amortization of deferred financing costs. The unamortized balance of $4.1 million at July 31, 2005 will be recognized as a charge to interest expense over the remaining life of the Pool's operating lines, which mature March 2008.

Last year, the Pool's non-cash interest expense was $10.5 million.

The Pool recorded earnings before interest and taxes (EBIT) of $44.1 million in fiscal 2005 and $69.0 million in 2004. Excluding one-time items in both years, EBIT was $39.6 million this year compared to $51.1 million in 2004.

Earnings from continuing operations for the twelve-month period ended July 31, 2005 were $7.0 million compared to $17.9 million in 2004. The Pool recovered approximately $5.1 million from discontinued operations in 2005. In 2004, the Pool recorded a $12.9 million loss from discontinued operations associated with its investments in hog production, aquaculture and feed mill operations.

On a net income basis, Saskatchewan Wheat Pool Inc. earned $12.1 million in fiscal 2005 up from $5.0 million a year earlier. Earnings per share information is summarized below.

Earnings Per Share

	Year ended July 31, 2005	Year ended July 31, 2004
Weighted average shares outstanding (M)	28,103	10,333
Diluted weighted average shares outstanding (M)	28,103	10,333
EPS from continuing operations prior to accretion and inducement premium	0.25	1.74
EPS from discontinued operations	0.18	(1.25)
EPS from continuing operations after accretion and inducement premium		
– Basic	(1.44)	(0.18)
– Diluted	(1.44)	(0.18)
Total EPS – earnings (loss)		
– Basic	(1.26)[1]	(1.43)
– Diluted	(1.26)	(1.43)

[1] The net loss per share for 2005 reflects non-cash charges to retained earnings of $13.7 million for the accretion of the equity component of the Convertible Subordinated Notes and a share capital inducement premium of $33.8 million for Convertible Subordinated Noteholders as part of the Pool's Recapitalization initiative. Noteholders received a premium on their conversion rate (3.5 million of additional shares valued at $33.8 million) as an inducement to convert their Notes on March 31, 2005.

Grain Handling and Marketing Segment

The Pool shipped 6.9 million tonnes of grains and oilseeds in fiscal 2005, up 7.2% over 2004. A larger crop in Saskatchewan coupled with strong producer deliveries more than offset an 11.4% decrease in CWB exports year-over-year. Approximately 63.7% of Pool shipments for the twelve months were Board grains, which was on par with fiscal 2004. However, CWB shipments dropped off in the final quarter of the year (62.0% in F2005's Q4 versus 69.5% in F2004's Q4), reflecting the significant marketing challenges the CWB faced in securing feed grain sales into the international marketplace.

Port terminal volumes improved by approximately 8.4% year-over-year despite these export challenges. Market share gains across the Prairies supported port terminal volumes as producer confidence grew and deliveries into the primary system increased. The Pool's fiscal 2005 western Canadian market share grew to 23% for the year, a 9.9%, or two point increase, year-over-year. The Pool realized market share gains in all three prairie provinces, with the largest gain being recorded in Saskatchewan.

Twelve-Month Volumes

(in thousands)	F2005	F2004	Increase
Primary Elevator Receipts	6,813	6,170	10%
Primary Elevator Shipments			
Board grains	4,363	4,101	6%
Non-Board grains and oilseeds	2,490	2,290	9%
Total Primary Elevator Shipments	6,853	6,391	7%
Terminal Operations			
Vancouver	2,641	2,571	3%
Thunder Bay	1,493	1,286	16%
Share of Affiliates	715	615	16%
Total Terminal Operations	4,849	4,472	8%

Pipeline margins (gross margin per tonne excluding other revenues and one-time items) in the Grain Handling and Marketing segment averaged $17.72 per tonne for the year, in line with management's expectations, but below the $21.00 achieved in fiscal 2004. The decline is related to two key factors. Feed grains represented approximately 27.0% of the Pool's shipments in 2005, which is unusually high and compares to approximately 10.0% in fiscal 2004. In addition, because of significant harvest delays in the fall of 2004, the Pool was required to pay premiums to source quality commodities off-farm and incur additional shipping costs due to the temporary lack of supply during that period.

EBITDA for the twelve months was $37.1 million ($32.6 million net of one-time items) compared to $59.7 million ($49.7 million after one-time items) in fiscal 2004 with the decline directly related to weather events. EBIT was $25.8 million in fiscal 2005 ($21.3 million net of one-time items) versus $50.8 million in 2004 ($39.8 million net of one-time items).

Agri-products Segment

The Pool's Agri-products segment had a strong year. Growing conditions in the spring supported strong sales of all major product lines. Sales totalled $514.2 million for the segment, up $54.3 million, or 11.8%, from the $459.9 million in sales generated in fiscal 2004. The Pool's retail operations generated sales growth of 8.4% year-over-year. Fertilizer sales grew 9.3%, seed sales were up 13.0% and crop protection products improved by 2.7%. Crop protection products and fertilizer represented 84.0% of the Pool's fiscal 2005 retail sales, on par with the previous year. Sales through WCFL were also strong, up 24.3% year-over-year, reflecting both volume increases due to strong demand and higher overall pricing year-over-year.

EBITDA from this segment for the year was $39.3 million and $32.0 million in 2004. Despite a highly competitive market that pressured retail margins, strong demand and good growing conditions, coupled with disciplined marketing strategies, drove the earnings improvement in 2005. Segment EBIT for the twelve months ended July 31, 2005 was $29.3 million, up from $22.4 million for fiscal 2004.

Agri-food Processing Segment

Sales from the Agri-food Processing segment totalled $118.5 million compared to $110.6 million in 2004. Sales for Prairie Malt were up 8.0% year-over-year due to general market improvements and solid customer demand. At Can-Oat Milling, sales were 6.8% higher than 2004, reflecting a 15.3% increase in sales volumes and a 7.4% decrease in sales prices. Can-Oat's sales mix changed relative to fiscal 2004. Sales of finished oat products were 72.6% of the mix last year while, in 2005, they represented over 77.1% of the total sales mix. Feed sales represented only 1.3% of sales volumes in 2005 versus 4.4% in fiscal 2004.

EBITDA from the Agri-food Processing segment for the year was $16.5 million compared to $14.3 million in 2004. Despite competitive pressures and the impact of the strong Canadian dollar on Can-Oat margins, strong demand for whole grain oat products led to EBITDA improvement of 10.7% year-over-year. Prairie Malt also experienced strong earnings for the year. Sales volumes were up 21.3% over last year as a result of a plant shutdown in 2004 to allow for repairs and maintenance. Segment EBIT was $11.3 million for the twelve months ended July 31, 2005 and $9.2 million in fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

A number of developments occurred during the year ending July 31, 2005, which significantly improved the Pool's financial position and liquidity. These developments are summarized below and should be read in conjunction with the Notes to the Consolidated Financial Statements. They include:

- a new three-year $250.0 million revolving asset backed loan facility which replaced an existing facility;
- $100.0 million of Senior Secured Notes that were issued with $78.7 million of the proceeds used to retire existing bank term debt;
- the Recapitalization, which included the issuance of new common voting shares to Class A and Class B shareholders and the exchange of $171.7 million (face value) of Convertible Subordinated Notes into new common voting shares;
- receipt of net proceeds of $142.3 million from a rights offering to common shareholders; and
- the repayment of the $100.0 million of Senior Secured Notes from the proceeds of the rights offering.

Revolving Asset Backed Loan Facility

The $250.0 million revolving asset backed loan facility is utilized at various times during the year to finance the Pool's operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

There were no cash drawings on the Pool's operating loan facilities at either July 31, 2005 or July 31, 2004. Short-term investments of $29.0 million at July 31, 2005 supplemented by draws on the revolving asset backed loan facility will be used for purchases of non-Board grain inventories and for working capital as CWB receivables increase through the fall harvest period.

The facility is also used to post letters of credit and similar instruments related to operating an agri-business. These instruments effectively reduce the amount of cash that can be drawn on the revolving asset backed loan facility.

The facility is secured by a first charge on inventory and accounts receivable and a second charge on all other assets of the company. Interest is payable monthly at a floating rate of bank prime plus 1.5%.

Certain of the Pool's subsidiaries and joint ventures have their own bank operating debt and long-term debt facilities. The company does not guarantee, nor does it have responsibility for, the repayment of the subsidiaries' or joint ventures' loans.

Selected Working Capital Changes

(in millions)	2005	2004	Change
Inventories:			
Non-Board grain	$ 58	$ 32	$ 26
Agri-products	48	59	(11)
Agri-food Processing	11	14	(3)
	117	105	12
Accounts receivable:			
Trade accounts, net	60	74	(14)
Canadian Wheat Board	48	71	(23)
Other accounts	19	19	–
	127	164	(37)
Prepaid expenses and deposits	21	10	11
Accounts payable and accrued liabilities	(115)	(151)	36
Total change in selected balance sheet items	$150	$128	$ 22

The value of non-Board grain inventories increased year-over-year as the tonnes on hand were higher than at July 31, 2004. This increase was mitigated by a decrease in the average price per tonne.

The decrease in accounts receivable is due primarily to lower prices and volumes of grain held on behalf of the CWB and lower commercial grain receivables.

An improved working capital position allowed the Pool to place a $10.0 million security deposit with the Canadian Grain Commission in lieu of a $10.0 million letter of credit and resulted in increased prepaid expenses and deposits.

Accounts payable and accrued liabilities are lower primarily due to a $17.0 million decrease in deferred cash tickets reflecting lower average prices per tonne as well as a reduction in the tonnes deferred for payment. This was accompanied by a decrease in general accounts payable and accrued liabilities of $18.4 million due primarily to reduced agri-products inventory purchases.

Cash Flow Information

Cash flow from continuing operations was $46.7 million for the year ending July 31, 2005 compared to $58.5 million for the year ending July 31, 2004. Reduced cash flow from Grain Handling and Marketing was partially offset by improved results from both Agri-products and Agri-food Processing.

Capital expenditures were $12.9 million for the year ended July 31, 2005 with approximately 69.6% of the capital spending focused on Pool assets, including $3.2 million targeted to the Vancouver port terminal operation. Capital expenditures for fiscal 2006 are estimated to range from $25.0 to $30.0 million.

The Pool's proportionate share of short-term investments held by a joint venture was $50.3 million at July 31, 2005 as compared to $26.0 million at July 31, 2004.

Dividends from Affiliates

The company receives regular dividends from certain of its subsidiaries and joint ventures. The level of dividends is dependent on a number of factors, including profitability, cash flow and capital spending programs of those entities as well as covenants contained within their financing agreements.

Dividends from joint ventures are also dependent on the agreements with the joint venture partners. The Pool is not dependent on these dividends to fund its capital spending programs or to meet its financial obligations.

Post Employment Benefits

The company has three defined benefit plans: Hourly Employees' Retirement Plan (Hourly), Out of Scope Defined Benefit Plan (OSDB) and Supplementary Executive Retirement Plan (SERP). The Hourly and the OSDB plans each have surpluses, that when combined, total $70 million, while the SERP is unfunded and the associated liability was $4 million at July 31, 2005. As well, the company has a defined contribution plan for management employees hired after January 1, 2000 and unionized employees hired after May 1, 2001, covering 450 employees.

The SWP/GSU pension plan is a closed negotiated cost plan that provides defined benefits that are negotiated between the Pool and Grain Services Union to approximately 1,400 former employees and 600 active employees. The Pool's annual contribution in fiscal 2005 was 4.57% of members' payroll, or $1.3 million. Active members contributed the same amount.

In its fiscal 2005 Second and Third Quarter Reports, the company identified an estimated potential deficit of $1.9 million on a going concern basis and an estimated potential deficit of $28 million on wind-up as at December 31, 2004. The plan has assets of approximately $238 million.

The going concern basis of valuation assumes that the plan continues to operate until the last pensioner is paid out. The solvency basis assumes that the plan is wound up and annuities are purchased for all pensioners at today's historically low long-term interest rates.

The company and the GSU have met 21 times over the past 16 months in an attempt to resolve expected solvency deficit issues. No solution has been found. As a result, the Pool, the GSU and the Plan Trustees sought the guidance of the Office of Superintendent of Financial Institutions ("OSFI"), the federal pension regulator. On September 22, 2005, OSFI expressed concern about the solvency of the Plan and, based on its own financial tests, OSFI restricted withdrawals by eligible individuals to 80% of the value of their benefit. The remaining portion would be paid over the following five-year period assuming the Plan does not wind-up.

On October 4, 2005, all four parties met. The Plan Trustees shared a preliminary actuarial estimate at December 31, 2005, which indicated that the Plan could have a going concern surplus of approximately $8 million and a solvency deficit of approximately $50 million. The solvency estimate is based on current rates of return on long-term bonds that are 0.75% lower than those at December 31, 2004. The actual going concern and solvency positions will be established in a formal actuarial valuation as of December 31, 2005. The result of this valuation may vary materially from the above preliminary estimates due to differences between actual and estimated interest rates, asset returns, and other assumptions.

Pension regulations will require any solvency deficit at December 31, 2005 to be addressed over a five-year period through quarterly installments. Assuming a $50 million deficit, additional contributions would be approximately $2.8 million per quarter until termination. One or more of the following actions may meet this requirement: amending the plan structure, reducing benefits, increasing employer contributions, or increasing employee contributions. The company has received advice from external counsel that, if the solvency deficiency is not addressed, the likely outcome will be the termination of the Plan.

The company has met all of its financial obligations in accordance with the pension plan text and collective agreement. There is a risk that the company may ultimately be responsible for an increase in contributions required by the formal valuation at December 31, 2005. The Pool's position is that it is not responsible for any payments beyond those negotiated with the GSU.

Readers should refer to Note 18 in the Notes to the Consolidated Financial Statements for additional information.

Off Balance Sheet Arrangements

Under the terms of an agreement, Farm Credit Canada provides credit to the Pool's farming customers for the purchase of crop inputs. Please refer to the discussion under Credit Risk, Critical Accounting Estimates – Agri-products segment and Note 15b in the Notes to the Consolidated Financial Statements.

Related Party Transactions

Transactions with joint ventures and subsidiaries are eliminated in accordance with consolidation accounting principles. There are no significant related party transactions with equity accounting or cost accounting investees.

Contractual Obligations

(in thousands)

		Payments due by Period			
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt	$ 164,460	$ 5,461	$ 8,281	$ 150,614	$ 104
Operating leases	15,505	5,403	7,097	3,005	–
Purchase obligations*	81,567	81,567	–	–	–
Other long-term obligations	40,038	9,163	14,941	5,260	10,674
Total contractual obligations	$ 301,570	$ 101,594	$ 30,319	$ 158,879	$ 10,778

* The majority of purchase obligations relate to commodity purchase contracts for non-Board grains and oilseeds. The obligations under these contracts are largely offset by commodity sales contracts.

CONSOLIDATED RESULTS – FOURTH QUARTER

Sales and other operating revenues for the quarter were $546.7 million, up from $542.5 million realized during last year's fourth quarter, driven by strong Agri-products and Agri-food Processing sales that grew 15.3% and 9.0% respectively. Grain shipments for the quarter were slightly ahead of last year despite a decline in CWB exports during the period. Fiscal 2005 sales also reflect significantly lower non-Board grain prices relative to the fourth quarter last year, when non-Board commodity prices were approximately 36.0% higher.

Consolidated earnings before interest, taxes and amortization (EBITDA) were $47.1 million, up from the $41.0 million recorded in the final quarter of 2004. All three segments posted improved results on a comparable basis relative to last year's final quarter. The Agri-products segment generated EBITDA of $34.4 million, up from $29.7 million quarter-over-quarter. The Grain Handling and Marketing segment earned $17.2 million in EBITDA compared to $16.3 million in 2004's fourth quarter. Excluding one-time items included in both years' quarters, EBITDA from Grain Handling and Marketing improved by 12.2% quarter-over-quarter. The Agri-food Processing's EBITDA was $3.6 million in the final three months, which is an improvement from the $2.5 million earned in the same period a year earlier.

Prior to interest and taxes, the Pool recorded earnings (EBIT) of $40.4 million in the quarter. During the last quarter of 2004, EBIT was $41.0 million. Excluding one-time items in each period, the Pool's fourth quarter EBIT performance exceeded the previous year's quarter by 17.9%.

Interest for the quarter was $9.9 million compared to $9.2 million last year. Cash interest expenses were down over 46.2% for the quarter to $3.4 million compared to $6.4 million in the final quarter of 2004. This improvement reflects the Pool's substantially lower debt levels in the final quarter of 2005.

The Pool recorded non-cash interest of $6.5 million in the fourth quarter, which compares to $2.8 million recorded during the same period of 2004. The variance reflects $3.9 million of financing costs that would have amortized over three years, but were written off in the fourth quarter when the Pool repaid its $100.0 million term loan. The remainder of the non-cash interest this quarter relates to approximately $1.0 million of deferred financing costs for the asset backed operating loan that amortizes quarterly, together with ongoing accretion of the Pool's Senior Subordinated Notes. These two non-cash expenses were partially offset by a decline in accretion related to the debt component of the Pool's Convertible Subordinated Notes, which were retired in March of 2005. Accretion is an accounting concept where discounted debt balances are increased on a systematic basis to eventually equal their face value at maturity.

Earnings from continuing operations for the final three months of fiscal 2005 were up 26.0% to $25.7 million from $20.4 million earned in the same period a year ago.

This year's fourth quarter included a $3.9 million net recovery from discontinued operations, which included the Pool's previously held investments in hog production, aquaculture and feed milling. The recovery primarily reflects a $3.8 million after-tax recovery related to filings under CAIS, a joint federal/provincial business risk management program. A portion of the losses incurred by this segment in prior years qualified under this program and were, therefore, recoverable. Last year, discontinued operations for the quarter reflected a net recovery of $8.4 million primarily related to corporate taxes resulting from the wind-up of that segment.

Net earnings for the quarter were $29.5 million primarily reflecting a strong spring selling season and more normal weather conditions in the critical May to July growing period. Last year, net earnings were $28.8 million. Net earnings from continuing operations for the fourth quarter of fiscal 2005 were $23.1 million, up $10.6 million from last year's final quarter of $12.5 million after excluding one-time items in both periods.

Fourth quarter cash flow from continuing operations grew 11.4% to $41.2 million from $37.0 million in last year's fourth quarter.

Operating Results – Fourth Quarter

The Pool's Grain Handling and Marketing segment shipped 1.9 million tonnes during the quarter, slightly ahead of shipments in the fourth quarter of 2004. The Pool's shipping performance for the quarter outperformed the western Canadian industry, which experienced a 10.5% decline in shipments of the six major grains in the final three months of the year.

The Pool's wholly owned port terminals received approximately 1.2 million tonnes compared to 1.0 million tonnes in the final three months of last year, an 11.2% increase quarter-over-quarter, despite a 10.3% decrease in CWB shipments through Vancouver. Stronger volumes through the Pool's pipeline reflect higher crop production in Saskatchewan and an increase in farmer deliveries and market share in the Pool's primary handling business.

Pipeline margins per tonne (excludes other revenue and one-time items for the quarter) were $18.40, up from the $18.38 per tonne generated in the fourth quarter of 2004. Poor grain quality, an issue throughout the entire fiscal year, limited margin potential and challenged export opportunities for the CWB.

This quarter's segment EBITDA from Grain Handling and Marketing of $17.2 million included $2.9 million of one-time items. The Pool recognized approximately $2.0 million in interest revenue related to manufacturing and processing tax credits for prior year filings as a result of a positive Revenue Canada ruling related to the processing capabilities of the Pool's prairie grain handling network. Last year in the final quarter, the Pool generated $16.3 million, which included $3.5 million in positive one-time items. Excluding one-time items in both periods, performance in this segment improved by 12.2%, reflecting market share increases on the Prairies, higher grain shipments and increased volumes through the Pool's wholly owned port terminal facilities. Segment EBIT for the quarter was $14.3 million versus $14.7 million last year, a $1.2 million improvement after excluding non-recurring items.

Sales from the Pool's retail agri-products operations, combined with its share of revenue from joint venture affiliate, WCFL, were $320.3 million, a 15.3% increase over 2004 fourth quarter sales of $278 million. The Pool's retail operations performed well with a 15.1% increase in fertilizer sales, a 4.3% increase in crop protection product sales and a 16.0% increase in seed sales. WCFL generated sales growth of 36.4%, reflecting strong demand for fertilizer due to improved moisture levels and an abbreviated anhydrous ammonia program in the fall that pushed a portion of those sales into the Pool's fourth quarter.

EBITDA from the Agri-products segment for the quarter was $34.4 million compared to $29.7 million in the fourth quarter last year, a 15.9% increase. The improvement reflects higher sales volumes in all of the Pool's product lines, particularly fertilizer, higher miscellaneous revenues and a reduction in bad debt expenses. These positive business results more than offset the overall reduction in retail margins caused by heightened competition and lower supplier rebates. Agri-products EBIT was $31.8 million for the quarter compared to $27.2 million for the same quarter of fiscal 2004.

For the Agri-food Processing segment, quarterly sales increased by 9.0% to $28.8 million compared to $26.4 million in the last quarter of fiscal 2004. Prairie Malt's sales were on par with the previous year's quarter while Can-Oat sales grew 12.8%. Can-Oat's sales growth was attributable to strong demand from destination customers who have begun to respond to changing consumer buying patterns that are driving increased demand for whole grain oat products. This is in contrast to 2004 when industry-wide demand softened temporarily because of the low carbohydrate diet fad that was popular at the time.

EBITDA for the final quarter of fiscal 2005 for the Agri-food Processing segment reflected an 18.4% increase from Can-Oat. Prairie Malt's earnings improved over the previous year's quarter as a result of lower processing costs and lower barley handling costs. EBITDA for the quarter totalled $3.6 million compared to $2.5 million in the same quarter last year and EBIT was $2.4 million versus $1.3 million for the same periods.

OUTLOOK

Based on the October 5, 2005 Statistics Canada report, western Canadian production is estimated to be 52.5 million tonnes, which is on par with the five-year average. Production in Saskatchewan is expected to be 29.0 million tonnes, up from 26.1 million tonnes produced for fiscal 2005. Should these estimates hold, this is positive for the Pool because of its dominant market share in Saskatchewan. In Manitoba, production is estimated to be down by 40% year-over-year to

5.0 million tonnes and, in Alberta, on par at 18.2 million tonnes, relatively unchanged from 18.4 million tonnes last year. The impact of the Manitoba crop situation will not be significant for the Pool given its relatively small presence in that province. Based on October 11, 2005 crop reports, approximately 70% to 75% of the harvest on the Prairies was complete.

Recent damp weather in certain regions of the Prairies will impact quality, however, it is not expected to damage the crop to the same extent as last year. A complete picture of the quality available in 2006 will be determined once harvest is complete and samples have been tested. Grain movement is expected to improve for the Pool in 2006 given the larger than average crop in Saskatchewan and estimates by the CWB that they intend to export between 17 and 18 million tonnes, a significant improvement from the 14.8 million tonnes exported in fiscal 2005. Margins too, are expected to improve over fiscal 2005, however, given the probability that some deterioration in the quality of cereal grains will occur this year, the Pool expects the amount of feed grains shipped in 2006 to be higher than normal.

Recent weather conditions in the northern regions could limit fall fertilizer applications. Overall, however, moisture conditions on the Prairies are good and should set the stage for strong fertilizer demand in the spring. Weather conditions throughout the crop cycle are key to the Agri-products segment since the majority of its sales and earnings are generated during the spring and summer months.

Whole grain oat consumption is expected to continue to drive demand for Can-Oat products into 2006 and the Pool will continue to assess expansion opportunities in that business to meet its growing customer base.

CRITICAL ACCOUNTING ESTIMATES

In preparing the company's consolidated financial statements, management is required to make assessments and estimates as to the outcome of events in the future. This assessment is made using the best information available to management at the time. The following is an analysis of the critical accounting estimates.

Grain Handling and Marketing Segment

The Grain Handling and Marketing segment contains a $4.0 million allowance related to a receivable for product delivered to a customer in Mexico. Due to steps taken by the company to mitigate this potential loss as at July 31, 2005, the allowance of $4.0 million completely covers the exposure. To the extent that the company is successful in recovering this receivable, earnings would increase in future years.

Agri-products Segment

Under the terms of an agreement, Farm Credit Canada provides credit for the purchase of crop inputs to producer customers of the Pool. Loans are stratified based on program years and are generally due to this financial institution on January 31 of the following year. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets. Under the agreement, the Pool has agreed to reimburse this financial institution in December for loan losses in excess of a reserve.

At July 31, 2005, $185.0 million of producer loans were outstanding, of which $174.0 million relate to the 2005 loan program and $11.0 million related to the 2004 loan program. The loan loss provision, net of the total reserve, is $7.4 million, with the net portion due within one year estimated to be $4.1 million. This provision has been established based on historical results from fiscal 2003 and 2004 and the Pool's assessment of outstanding loans. The Pool expects that loan losses will not differ significantly from those provided for previously. Any differences will be reflected in future years.

In 1987, WCFL closed two facilities that manufactured phosphate and nitrate fertilizers. The joint venture has provided for the costs of the reclamation process. Reclamation involves the demolition of the manufacturing facilities and reclamation of the phosphogypsum stacks. The Pool's share of the estimated costs included in long-term liabilities is $11.5 million. WCFL reviews the provision on a regular basis to ensure that the costs to complete the work are appropriately reflected in its financial statements. To the extent that the estimate for reclamation changes in the future, the earnings of the joint venture will be impacted.

Agri-food Processing Segment

There are no critical accounting estimates in this segment.

Corporate and Other

The Pool follows the liability method of tax allocation in accounting for income taxes. Essentially, this means that future income tax assets and liabilities are recorded based on the temporary differences between the tax and accounting balances for these assets and liabilities, multiplied by the tax rate that is projected to be in effect when the differences are expected to reverse. For the Pool, the primary temporary differences are between the book value of property, plant and equipment compared to the tax cost of these assets as well as non-capital tax losses that are available for carry-forward over a finite period.

The Pool records future tax assets, net of a valuation allowance, to reflect an amount the company considers is more likely than not to be realized. At July 31, 2005, the Pool recorded a $102.7 million future tax asset, which is net of a $69.4 million valuation allowance. The amount recorded may change based on future events and circumstances.

Discontinued Operations

In fiscal 2005, the Pool recorded a $3.8 million after-tax recovery related to filings under CAIS, a joint federal/provincial risk management program. The CAIS filings represent a recovery of a portion of the losses incurred by operations discontinued in prior years. The $3.8 million after-tax recovery may change based on future events and management assessments.

CHANGES IN ACCOUNTING POLICIES

The only accounting policy change in fiscal 2005 relates to the new Canadian Institute of Chartered Accountants (CICA) standard regarding Asset Retirement Obligations (ARO) (CICA 3110). The accounting for the environmental obligations of one of the company's affiliates was amended to reflect CICA 3110 effective August 1, 2004. This standard applies to the recognition and measurement of legal obligations on the acquisition, construction, development or normal use of property, plant or equipment owned by the company or its affiliates. The standard requires the obligation be recognized in the financial statements in the period incurred provided a reasonable estimate of the fair value can be determined. As time passes, accretion is charged to earnings to recognize the fair value of the obligation.

The impact of retroactively transitioning to the new ARO standard is as follows:

- no impact on reclamation provision or retained earnings at July 31, 2004; and
- negligible impact on earnings for fiscal 2005.

FINANCIAL AND OTHER INSTRUMENTS

The Pool is involved in the purchase, sale and processing of raw agricultural commodities. Agricultural commodities are subject to price fluctuations due to numerous unpredictable factors that may create price risk. The company enters into derivative contracts, exchange-traded futures and options contracts, and forward purchase and sales contracts, with the objective of managing the exposure to adverse price movements in agricultural commodities. The daily net commodity position consists of inventory, related forward purchase and sales contracts, and exchange-traded futures and options contracts.

The Pool uses these derivative contracts to minimize the effects of changes in the prices of hedgable agricultural commodities. Exchange-traded futures and options contracts and forward purchase and sales contracts are marked-to-market at market values, which are based on quoted market prices adjusted for freight and handling costs. The unrealized gains and losses for hedgable commodity positions are recognized as cost of sales in the consolidated statements of earnings and retained earnings (deficit).

The company has practices and policies in place to limit the amount of unhedged fixed-price commodity positions the company is allowed to maintain. On a daily basis, the company measures the combination of quantity and value at risk.

The Pool is exposed to fluctuations in foreign currency exchange rates on transactions denominated in foreign currencies.

The company uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities and forecast transactions. These derivative instruments are marked-to-market value. In certain areas of the company not related to the handling and marketing of grain, the company applies CICA Accounting Guideline 13. Hedge accounting is same period recognition, in income, of the gains, losses, revenues and expenses associated with a hedged item and the hedging instrument. In the remaining areas of the company, unrealized gains and losses on forward foreign exchange and futures contracts are marked-to-market and recognized as sales and other operating revenues in the consolidated statements of earnings and retained earnings (deficit).

The company has established policies that measure and review the company's exposure to foreign currency risk on a daily basis. Further information is provided in the July 31, 2005 Notes to the Consolidated Financial Statements – Note 23.

FUTURE ACCOUNTING STANDARDS

Comprehensive Income and Equity

The new CICA standards Comprehensive Income (CICA 1530) and Equity (CICA 3251) are effective for fiscal years beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting comprehensive income. CICA 3251 establishes standards for presentation of equity and changes in equity during the reporting period.

The impact of the adoption of these standards on the presentation of the company's consolidated financial statements has not yet been determined.

Financial Instruments – Recognition and Measurement

The new CICA standard Financial Instruments – Recognition and Measurement (CICA 3855) is effective for fiscal years beginning on or after October 1, 2006. CICA 3855 establishes the basis of initial measurement (fair value) and subsequent measurement (fair value or cost) of financial instruments. It also specifies how financial instrument gains and losses are to be presented.

The impact of the adoption of this standard on the consolidated results of operations or financial position has not yet been determined.

Non-monetary Transactions

The new CICA standard Non-monetary Transactions (CICA 3831) is effective for periods beginning on or after January 1, 2006. The standard requires all non-monetary transactions to be measured at fair value unless they meet one of four specific criteria.

The impact of the adoption of this standard on the company's financial statements is not expected to be significant.

RISK MANAGEMENT

The Pool faces certain risks, including weather, strategic, market, financial restriction, credit and foreign exchange risk that can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2005 Annual Information Form.

Governance and Oversight

The Pool's Risk Management Committee (the "Committee") is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

Weather Risk

The Pool's most significant risk, as an agri-business company, is the weather. The effects of weather conditions on crop quality and production volumes present significant operating and financial risk to the Pool's Grain Handling and Marketing segment. Volumes are a key driver of earnings for the Pool's grain operations. Fixed costs in the Pool's primary elevator system represent approximately 75% to 80% of its total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne the Pool can achieve.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position and, as a result, the Pool is able to generate margins at each stage of its pipeline through to its port terminals. Grains destined to domestic markets, on average, generate lower margins, particularly feed grains that require little processing and handling. Therefore, the mix of grains and oilseeds that the Pool manages in any given year is an important factor in its ability to generate strong margins and earnings. The Pool offers a number of programs, including drying and blending opportunities to its primary customers in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather is a determining factor in crop selection by producers at seeding time, the variety of seeds sown, and the amount of proprietary seed sold. Crop selection decisions also impact the amount of fertilizer and crop protection products that are sold since certain crops require significantly more inputs than others. Weather, throughout the growing season, will determine how much product is applied to the land. The Pool's Agri-products group works closely with its Grain group to assist in anticipating producers' seeding intentions in order to manage agri-products inventories accordingly.

The Pool has attempted over the years to mitigate some of this exposure to weather with its expansion of grain handling and agri-products facilities into Alberta and Manitoba to reduce the impacts of localized growing conditions. The Pool has also secured grain volume insurance for fiscal 2006 that provides a level of protection against a dramatic reduction in grain receipts (producers' deliveries). It is the company's objective to develop a long-term volume insurance program as part of its overall risk management strategies.

Market Risk

A significant portion of the company's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of non-Board grains. In the case of Board grains, the Pool earns storage and handling tariffs from the CWB, which are established independently of the market price for grain.

Approximately 60% of the grain shipped by the Pool is Board grain – wheat and barley sold by or on behalf of the CWB – into the export and domestic markets. For these grains, the company's risks are reduced in part through the terms of formal legal arrangements between the Pool and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by the Pool. Adverse impacts may be experienced by the Pool where handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, if the Pool fails to meet the requirements under the tendering contract. The Pool employs grain grading, handling procedures and quality testing throughout the pipeline to help mitigate these risks.

For other non-Board grains and oilseeds purchased by the Pool, the Pool faces the risk of movement in price between the time the grain is purchased and the time that it is sold. Financial risk management activities commonly referred to as "hedging," where such opportunities exist, can reduce this risk. Not all such activities, however, necessarily qualify for hedge accounting or are accounted for as hedges. Hedging is the placing of an opposite position in the futures market to that held in the cash market to reduce the risk of financial loss from an adverse price change.

The Pool hedges non-Board grain purchases and sales to the extent possible. This is accomplished by hedging purchases and sales of non-Board grains through regulated futures markets. Because of the size of future contracts and certain time constraints, it may not be possible to be fully hedged at all times. Special crops are more difficult to hedge, as no regulated futures market exists for these commodities and the hedging instruments available lack liquidity. Where possible, financial exposure to un-hedged purchases and sales is reduced by back-to-back buying and selling.

The Pool employs a comprehensive Commodity Risk Management Policy, in which position limits are utilized to restrict its exposure to changes in commodity prices. Position limits set out the amount of market exposure the company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market along with a number of other factors. Various authorization levels are also set out in the Policy. The Risk Management Committee, an executive management committee, may approve temporary changes to the authorization levels upon the request of the CEO. Any such changes are reported to the Board's Audit Committee.

Credit Risk

The Pool is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by the Pool's customers could have a material adverse effect on the Pool's financial results and financial condition. The Pool shares responsibility for defaulted accounts and loan losses with Farm Credit Canada, its partner in the FarmSmart agri-products credit program. The allowance for doubtful accounts under this program averaged less than 2.0% of sales per program year in its first two years of operation.

The Pool manages credit risk through adherence to its established Credit and Collection Policies. The Credit Policy outlines the terms and conditions for granting credit to customers and continuing credit sales. The Collection Policy provides the framework for collections of past due accounts. Any exceptions to the Credit and Collection Policies require the written approval of the Pool's executive management. These policies cover the Pool's agri-products and commercial grain credit facilities, as well as the credit facilities for Can-Oat Milling.

The Pool pursues a payment and country risk reduction strategy for offshore customers through the use of export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit. Activity is continually monitored to ensure the Pool's exposure is within acceptable limits.

Foreign Exchange Risk

Significant portions of Can-Oat's oat products and the Pool's non-Board grains are sold into the export market and are priced in American dollars. Can-Oat and the Pool hedge substantially all foreign currency transactions using options, futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. To the extent that the companies have not fully hedged this foreign exchange risk, an appreciation of the Canadian dollar against the American dollar or other relevant currencies could have a material adverse effect on the Pool's financial results.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management, including the President and Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Pool's disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of July 31, 2005. Management has concluded that, as of July 31, 2005, the Pool's disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information relating to the Pool and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

EBIT AND EBITDA DATA

The EBIT and EBITDA data provided herein is intended to provide further insight with respect to the company's financial results, including its results on a segment-by-segment basis and to supplement its earnings (loss) as determined in accordance with generally accepted accounting principles (GAAP). The Pool's method of calculating EBIT and EBITDA may not be comparable to other companies in the industry. EBIT should, therefore, not be used as an alternative to net earnings (loss) as determined in accordance with GAAP. Similarly, EBITDA should not be used as an alternative to cash provided by operating activities as determined in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements included or incorporated by reference therein that address activities, events or developments that the company or its management expects or anticipates will or may occur in the future, including such things as the company's comments in the "Outlook" section of the Management's Discussion and Analysis, the growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the company and other such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and crop protection products; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters. Many of these risks and uncertainties are beyond the control of the company. All of the forward-looking statements made in this annual report and this Management's Discussion and Analysis are qualified by these cautionary statements and the other cautionary statements and factors contained therein, and there can be no assurance that the actual developments or results anticipated by the company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the company.

Auditors' Report to the Shareholders of Saskatchewan Wheat Pool Inc.

We have audited the consolidated balance sheets of Saskatchewan Wheat Pool Inc. as at July 31, 2005 and July 31, 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2005 and July 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Regina, Saskatchewan
September 30, 2005

Deloitte & Touche LLP
Chartered Accountants

Management's Responsibility for Financial Statements

The management of Saskatchewan Wheat Pool Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and management's discussion and analysis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. Financial information contained in management's discussion and analysis is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. An internal audit function evaluates the effectiveness of internal controls and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Corporation. The Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties, the Audit Committee meets regularly with management, internal audit and Deloitte & Touche LLP to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Deloitte & Touche LLP is responsible for auditing the consolidated financial statements and expressing their opinion thereon and their report is presented separately. The external auditors have full and free access to, and meet regularly with, management and the Audit Committee.

Mayo M. Schmidt
President and Chief Executive Officer

Wayne G. Cheeseman
Chief Financial Officer

October 12, 2005

Consolidated Balance Sheets

(in thousands) AS AT		July 31, 2005		July 31, 2004
ASSETS				
Current Assets				
Cash	$	2,074	$	453
Cash in trust (Note 15b)		771		1,176
Short-term investments (Note 4)		79,264		25,999
Accounts receivable (Note 5)		127,102		164,234
Inventories (Note 6)		117,416		104,887
Prepaid expenses and deposits		20,737		9,810
Future income taxes (Note 22c)		78		1,198
		347,442		307,757
Investments (Note 7)		5,437		5,051
Property, Plant and Equipment (Note 8)		251,489		266,842
Other Long-Term Assets (Note 9)		14,822		8,219
Future Income Taxes (Note 22c)		102,670		95,565
	$	721,860	$	683,434
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Bank indebtedness (Note 10)	$	8,060	$	13,089
Short-term borrowings (Note 11)		392		1,501
Members' demand loans (Note 12)		21,476		18,691
Members' Class A Shares (Note 16)		-		1,783
Accounts payable and accrued liabilities (Note 13)		115,319		150,745
Long-term debt due within one year (Note 14)		5,461		7,893
		150,708		193,702
Long-Term Debt (Note 14)		148,928		251,930
Other Long-Term Liabilities (Note 15)		37,424		40,980
Future Income Taxes (Note 22c)		3,559		5,944
		340,619		492,556
Shareholders' Equity				
Share capital (Note 16)		439,485		81,287
Contributed surplus		243		177
Convertible Subordinated Notes – equity component (Note 17)		-		128,635
Retained earnings (deficit)		(58,487)		(19,221)
		381,241		190,878
	$	721,860	$	683,434

Commitments, contingencies and guarantees (Note 26).

On behalf of the Board of Directors

Terry Baker
Director

Gary Colter
Director

Consolidated Statements of Earnings and Retained Earnings (Deficit)

(in thousands) FOR THE YEAR ENDED	July 31, 2005	July 31, 2004
Sales and Other Operating Revenues	$ 1,385,730	$ 1,407,297
Cost of Sales and Expenses		
Cost of sales and operating expenses	1,260,496	1,267,537
Selling and administrative expenses	54,704	52,419
Amortization	26,460	24,582
Provision recoveries (Note 20)	-	(6,216)
	1,341,660	1,338,322
Earnings Before Interest and Taxes	44,070	68,975
Interest expense (Note 21)	37,050	39,084
Earnings Before Corporate Taxes	7,020	29,891
Corporate tax expense (Note 22a)	3	11,951
Earnings From Continuing Operations	7,017	17,940
Net Recoveries (Losses) From Discontinued Operations (Note 19)	5,072	(12,921)
Net Earnings	12,089	5,019
Retained Earnings (Deficit), Beginning of Year	(19,221)	(27,388)
Future income tax adjustment (Note 22c)	15,578	22,990
Future income taxes – costs of recapitalization	4,742	-
Future income taxes – other items related to recapitalization	(11,102)	-
Share recapitalization costs (Note 16)	(12,992)	-
Share recapitalization inducement premium (Notes 14c and 16)	(33,846)	-
Accretion of equity component of Convertible Subordinated Notes (Notes 16b and 17)	(13,735)	(19,842)
Retained Earnings (Deficit), End of Year	$ (58,487)	$ (19,221)
Basic and Diluted Loss Per Share (Note 16b)		
From Continuing Operations	$ (1.44)	$ (0.18)
Net Earnings (Loss)	$ (1.26)	$ (1.43)

Consolidated Statements of Cash Flows

(in thousands) FOR THE YEAR ENDED	July 31, 2005	July 31, 2004
Cash From (Used in) Operating Activities		
Earnings from continuing operations	$ 7,017	$ 17,940
Add (deduct) items not involving cash		
Amortization	26,460	24,582
Future income tax (recovery) provision (Note 22a)	(1,503)	13,093
Pension	1,107	1,965
Non-cash interest (Note 21)	15,361	10,496
Other items	(1,783)	(3,331)
Provision recoveries (Note 20)	-	(6,216)
Cash flow from continuing operations	46,659	58,529
Changes in non-cash working capital items		
Accounts receivable	40,098	54,810
Inventories	(12,441)	(1,785)
Accounts payable	(36,476)	(8,582)
Prepaid expenses and deposits	(10,858)	(1,781)
Changes in non-cash working capital – continuing operations	(19,677)	42,662
Cash from operating activities – continuing operations	26,982	101,191
Cash provided by (used in) discontinued operations	960	(8,478)
Cash from operating activities	27,942	92,713
Cash From (Used in) Financing Activities		
Proceeds of long-term debt	100,000	-
Repayment of long-term debt	(185,440)	(16,571)
Repayment of short-term borrowings	(1,109)	(91,187)
Repayment of other long-term liabilities, net	(646)	(2,949)
Proceeds of members' demand loans	2,785	9,526
Repayment of members' Class A Shares	(524)	(8)
Increase in share capital	150,125	-
Continuance and rights offering costs	(12,406)	-
Refinancing costs	(8,939)	-
Cash used in discontinued operations	-	(4,546)
Cash from (used in) financing activities	43,846	(105,735)

Consolidated Statements of Cash Flows
continued

(in thousands) FOR THE YEAR ENDED	July 31, 2005	July 31, 2004
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	(12,865)	(17,322)
Proceeds on sale of property, plant and equipment	1,543	3,909
Divestitures	-	22,135
Decrease (increase) in cash in trust (Note 15b)	405	(689)
Decrease (increase) in investments	45	(101)
Increase in other long-term assets	(1,001)	(526)
Cash used in discontinued operations	-	(326)
Cash (used in) from investing activities	(11,873)	7,080
Increase (Decrease) in Cash and Cash Equivalents	59,915	(5,942)
Cash and Cash Equivalents, Beginning of Year	13,363	19,305
Cash and Cash Equivalents, End of Year	$ 73,278	$ 13,363
Cash and cash equivalents consist of:		
Cash	$ 2,074	$ 453
Short-term investments	79,264	25,999
Bank indebtedness	(8,060)	(13,089)
	$ 73,278	$ 13,363
Supplemental disclosure of cash paid during the period from continuing operations:		
Interest paid	$ 23,386	$ 29,624
Income taxes paid, net	$ 744	$ 725

Notes to the Consolidated Financial Statements

In thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool Inc. (the company), a corporation formerly constituted by a special act of the Saskatchewan legislature, and now continued under the Canada Business Corporations Act, is a publicly traded, vertically integrated Canadian agri-business. The continuance became effective March 31, 2005, and is described in more detail in Note 14c and Note 16. Business operations include three reporting segments: Grain Handling and Marketing, Agri-products and Agri-food Processing.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs and ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle.

The company's earnings are seasonal. Sales primarily follow crop production cycles as influenced by weather patterns and are generally strongest in the spring when crops are seeded and in the fall when crops are harvested. Earnings in the Grain Handling and Marketing segment are generally strongest in quarter one (August to October) and quarter four (May to July) as producers deliver grain into the primary elevator system to reduce on-farm storage limitations and to generate cash flow to finance seeding and harvest expenditures. Agri-products sales of crop protection products, seed and seed treatments, fertilizer, and farm equipment peak in the fourth quarter when crops are seeded. Sales of crop protection products and fertilizer also occur in the first quarter, as producers prepare land before the arrival of inclement winter weather, in anticipation of spring seeding. Earnings and sales in the Agri-food Processing segment are less seasonal. Collectively, the sales patterns of the core Grain Handling and Marketing and Agri-products segments result in the fourth quarter traditionally being the strongest quarter for the company.

2. BASIS OF PRESENTATION

The company was subject to a financial reorganization with an effective date of January 31, 2003. The company accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles (GAAP). Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit.

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflected management's estimate, which was based on the trading value of the company's Class B shares combined with an estimate of the fair value of the non-debt component of the company's Convertible Subordinated Notes. As a result of the reorganization and the application of fresh start accounting, the share capital of the company was reduced by $435.4 million, including $88.9 million related to the elimination of the company's deficit.

3. ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the operations of the company, its controlled subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of joint ventures, which are jointly controlled. All significant inter-company balances and transactions, including profits in inventories, have been eliminated.

The company's principal subsidiaries/affiliates are as follows:

Subsidiary/Affiliate Name	Ownership %	Accounting Method
Can-Oat Milling	100%	Consolidation
Prairie Malt Limited	42.4%	Proportionate Consolidation
Western Co-operative Fertilizers Limited	43%	Proportionate Consolidation
Pacific Gateway Terminal Limited (PGTL)*	50%	Proportionate Consolidation

* Subject to final regulatory approval, the company and James Richardson International Limited (JRI) began this joint venture on July 11, 2005. PGTL is a Vancouver grain terminal operation formed on the premise that the company's and JRI's existing, adjacent Vancouver grain terminals would be jointly operated. The joint venture is operating under a temporary order from the Competition Bureau. PGTL is proportionately consolidated with earnings distributed monthly, primarily on the basis of qualifying metric tonnes provided by each party.

b) Revenue Recognition

Revenues from grain handling are recognized upon shipment of grain commodities to the customer. Transactions in which the company acts as agent for the Canadian Wheat Board (CWB) are recorded on a net basis upon performance of service, with only the amount of the CWB tariff included in revenue. Service revenues from grain marketing are recognized when the services are performed. Revenues from agri-products include product sales revenue, which are recognized when the customer receives the products, and service revenue such as equipment rentals and custom application of product, which are recognized when the service is performed. Revenue from agri-food processing associated with the sale of value-added food processing products is recognized upon shipment to the customer. Other agri-food processing revenues are recognized when services are performed.

c) Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term investments and bank indebtedness. Bank indebtedness consists primarily of current outstanding cash tickets and cheques. All components are liquid with maturity of less than three months. Funds on deposit within joint ventures may not be immediately available to the company.

d) Inventories

Grain inventories in the Grain Handling and Marketing segment include both hedgable and non-hedgable commodities. Hedgable grain inventories are valued on the basis of closing market quotations less freight and handling costs and also reflect gains and losses on open grain purchase and sale contracts. Non-hedgable grain inventories are valued at the lower of cost and net realizable value. Agri-products and other inventories which consist of raw materials, work in progress and finished goods are valued at the lower of cost and net realizable value.

e) Investments

The company accounts for its investments in affiliated companies over which it has significant influence, using the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the company's share of earnings or losses of the investee companies and reduced by dividends received. The company's non-controlling interest in Prince Rupert Grain Terminal is recorded at a nominal amount. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost.

f) Property, Plant and Equipment and Amortization

As a result of the financial reorganization as described in Note 2, property, plant and equipment was adjusted to fair value. Additions to property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable – any resulting write-downs are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method.

The rates used are as follows:

Sites, trackage and paving	0 - 13%
Buildings	3 - 20%
Machinery and equipment	5 - 50%
Vehicles	10 - 30%

g) Corporate Income Taxes

The company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the substantively enacted date. Future income tax assets are net of a valuation allowance to reflect an amount that the company considers is more likely than not to be realized.

h) Deferred Financing Costs

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt. Amortization is a non-cash charge to interest expense.

i) Deferred Revenue

The majority of deferred revenue relates to payments from producers pursuant to grain storage licence agreements. The deferred revenue is amortized into revenue over 40 years to match the approximate life of the related grain storage asset.

j) Post Employment Benefits

The cost of defined benefit pension plans and retirement allowance benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, terminations and retirement ages of plan members. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The cost of pension benefits for defined contribution plans is charged to operations as contributions become due.

k) Financial and Other Instruments

The company uses derivative financial and other instruments to manage its exposure to market risks relating to interest rates, commodity prices and foreign currency exchange rates. The company does not use derivative financial instruments for speculative trading purposes.

i) Foreign Exchange Contracts – The company enters into forward foreign exchange and futures contracts to offset and manage exposure to foreign currency exchange risk resulting from transactions denominated in foreign currencies. Certain areas of the company not related to the handling and marketing of grain follow the Hedging Relationships guidance of the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 13 (AcG-13). Under hedge accounting the gains, losses, revenues and expenses associated with a hedged item and the hedging instrument are recognized in income in the same period. The company regularly assesses hedging transactions to ensure they are highly effective in offsetting changes in fair values or cash flows of hedged items. In the remaining areas of the company forward foreign exchange and futures contracts are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

ii) Commodity Futures Contract Transactions – The company is involved in the purchase, sale and processing of raw agricultural commodities. Agricultural commodities are subject to price fluctuations due to numerous unpredictable factors that may create price risk. The company enters into derivative contracts, primarily exchange-traded futures and options, with the objective of managing exposure to adverse price movements in agricultural commodities. The unrealized gains and losses for commodity futures contracts are recognized in income in the period in which they occur.

l) Foreign Currency Transactions

Monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date; non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in income in the period in which they occur.

m) Accretion

i) Senior Subordinated Notes and Convertible Subordinated Notes – At the time of the January 31, 2003 restructuring, the company recorded both the Senior Subordinated Notes and the Convertible Subordinated Notes at their estimated fair value. These estimated fair values represented a substantial discount to the face values of these Notes.

The accretion of the Senior Subordinated Notes and the debt component of the Convertible Subordinated Notes are recorded as a non-cash charge to interest expense, whereas the accretion of the equity component of the Convertible Subordinated Notes is recorded as a non-cash charge to retained earnings.

ii) Asset Retirement Obligations (ARO) – Accretion is recorded as an increase to the carrying amount of the ARO due to the passage of time with an offsetting non-cash charge to operating costs (see Note 3p).

n) Stock-Based Compensation Plan

Stock-based options granted are recorded under the fair value based method of accounting. The company records an expense over the vesting period of options granted based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amounts as a credit to contributed surplus.

o) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

p) Changes in Accounting Policies

i) Asset Retirement Obligations – Effective August 1, 2004, the company adopted the new CICA standard regarding ARO (CICA 3110). This standard applies to the recognition and measurement of legal obligations on the acquisition, construction, development or normal use of property, plant or equipment owned by the company or its affiliates. The standard requires the obligation be recognized in the financial statements in the period incurred provided a reasonable estimate of the fair value can be determined. As time passes, accretion is charged to earnings to recognize the fair value of the obligation.

Under previous GAAP, a joint venture, which formerly manufactured phosphate and nitrate fertilizers, recorded a reclamation provision in 1987 as its estimate of future removal and site restoration costs. The assets related to this former manufacturing operation have been retired and, therefore, are reflected at nil value on these statements. The previously established reclamation provision encompassed obligations related to the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks.

The impact of retroactively transitioning to the new ARO standard is as follows:

- No impact on reclamation provision or retained earnings at July 31, 2004.
- Negligible impact on earnings for both fiscal 2005 and fiscal 2004.

ii) Hedging Relationships – Effective August 1, 2003, in certain areas of the organization not related to the handling and marketing of grain, the company commenced application of the CICA AcG-13. The guideline deals with identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. Hedge accounting is the same period recognition, in income, of the gains, losses, revenues and expenses associated with a hedged item and the hedging instrument. Hedge accounting may be applied when all of the following criteria are met at inception of the hedge:

- The entity identifies the risk exposure being hedged and designates that hedge accounting will be applied to the hedging relationship.
- The entity has prepared documentation of its risk management objective and strategy for the hedging relationship, the hedging item, the term of the hedge and the method for assessing the effectiveness of the hedge. There also needs to be a method for recognizing in income the gains and losses associated with the hedged items.
- The entity has reasonable assurance that the hedge will be effective. The effectiveness of the hedge should be measurable and assessed regularly.

The effect of adopting hedge accounting to the fiscal 2004 annual financial statements is negligible. For hedgable grain inventories, the company continues to follow the principles outlined in Note 3d.

4. SHORT-TERM INVESTMENTS

	2005	2004
Saskatchewan Wheat Pool Inc.	$ 29,000	$ -
Subsidiaries and proportionate share of joint ventures	50,264	25,999
	$ 79,264	$ 25,999

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

5. ACCOUNTS RECEIVABLE

	2005	2004
Trade accounts, net	$ 59,553	$ 74,449
Canadian Wheat Board	47,994	71,266
Other accounts	19,555	18,519
	$ 127,102	$ 164,234

6. INVENTORIES

	2005	2004
Grain	$ 58,485	$ 31,997
Agri-products	47,591	59,440
Agri-food Processing	11,340	13,450
	$ 117,416	$ 104,887

7. INVESTMENTS

	2005	2004
Investments in significantly influenced companies – equity method	$ 2,148	$ 2,157
Other long-term investments – cost method	3,289	2,894
	$ 5,437	$ 5,051

8. PROPERTY, PLANT AND EQUIPMENT

	2005	2005 Accumulated Amortization	2004	2004 Accumulated Amortization
Sites, trackage and paving	$ 9,978	$ 979	$ 8,786	$ 487
Buildings	115,580	11,250	113,314	6,661
Machinery and equipment	181,632	48,353	167,515	28,448
Vehicles	113	83	120	48
Construction in progress	4,851	-	12,751	-
	312,154	$ 60,665	302,486	$ 35,644
Accumulated amortization	(60,665)		(35,644)	
Net book value	$ 251,489		$ 266,842	

Amortization of property, plant and equipment related to continuing operations for the year ended July 31, 2005 is $26.1 million (2004 – $24.5 million).

9. OTHER LONG-TERM ASSETS

	2005	2005 Accumulated Amortization	2004	2004 Accumulated Amortization
Deferred pension assets	$ 5,260	$ -	$ 5,331	$ -
Deferred financing costs	4,659	518	-	-
Other	5,973	552	3,070	182
	15,892	$ 1,070	8,401	$ 182
Accumulated amortization	(1,070)		(182)	
Net book value	$ 14,822		$ 8,219	

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

Amortization of deferred financing costs of $0.5 million (2004 – nil) is included in interest expense. Amortization of other assets of $0.4 million (2004 – $0.1 million) is included in amortization expense.

10. BANK INDEBTEDNESS

	2005	2004
Saskatchewan Wheat Pool Inc.	$ 6,030	$ 10,844
Subsidiaries and proportionate share of joint ventures	2,030	2,245
	$ 8,060	$ 13,089

11. SHORT-TERM BORROWINGS

	2005	2004
Saskatchewan Wheat Pool Inc.	$ –	$ –
Subsidiaries and proportionate share of joint ventures	392	1,501
	$ 392	$ 1,501

The company, as part of a refinancing initiative, replaced its asset backed revolving credit facility on March 11, 2005, with a new three-year $250 million senior secured asset backed revolving loan with a syndicate of financial institutions. The facility matures in March 2008 and is secured by a first charge on inventory and accounts receivable and a second charge on all other assets of the company. Interest is payable monthly at prime plus 1.5%.

At July 31, 2005, the company had outstanding letters of credit and similar instruments of $31.1 million related to operating an agri-business (2004 – $30.6 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At July 31, 2005, availability under the asset backed revolving loan facility was $42.2 million (2004 – $68.0 million).

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for, the repayment of the subsidiaries' or joint ventures' loans.

12. MEMBERS' DEMAND LOANS

Members' demand loans are funds loaned to the company by non-institutional investors and employees. At July 31, 2005, the loans bear interest at 3.6% (2004 – 5.25%).

The loans are secured by a second ranking charge against the company's assets which are subordinate to the revolving credit facility and rank equally with the Senior Subordinated Notes and the members' term loans.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
Trade accounts payable	$ 39,022	$ 49,243
Trade deferred cash tickets	24,277	41,318
Accrued liabilities	38,315	46,966
Other accounts payable	13,705	13,218
	$ 115,319	$ 150,745

At July 31, 2005, certain trade payables and related inventory with agri-products suppliers were subject to a purchase money security interest in the aggregate of $4.6 million (2004 – $4.8 million).

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

14. LONG-TERM DEBT

	2005 Weighted Average Interest Rate*	2005 Carrying Value	2004 Weighted Average Interest Rate*	2004 Carrying Value
Senior Secured Bank Term Loan (a)		$ –	8.0%	$ 80,251
Senior Subordinated Notes (b)	8.0%	139,929	8.0%	132,188
Convertible Subordinated Notes				
– debt component (c)		-	9.0%	27,735
Members' term loans	7.2%	4,823	7.4%	4,300
Sub-total		144,752		244,474
Subsidiaries' and proportionate share of joint ventures' debt:				
Secured	4.2%	9,637	4.8%	13,743
Unsecured – interest free		-		1,606
Sub-total		9,637		15,349
Total consolidated long-term debt		154,389		259,823
Less portion due within one year:				
Senior Secured Bank Term Loan (a)		–		1,521
Senior Subordinated Notes (b)		–		-
Members' term loans		1,354		659
Subsidiaries' and proportionate share of joint ventures' debt		4,107		5,713
Long-term debt due within one year		5,461		7,893
Total long-term debt		$ 148,928		$ 251,930

* Weighted average interest rates are based on the face value of the debt instrument.

a) Senior Secured Bank Term Loan

- The company, as part of a refinancing initiative, replaced its Senior Secured Bank Term Loan, effective March 14, 2005, with $100 million of Floating Rate Senior Secured Extendible Notes (the "Notes") with an institutional investor. These Notes were secured by a first charge on the company's fixed assets and a second charge on working capital. Interest was payable monthly at LIBOR plus 6.5%. On June 7, 2005, the company prepaid the Notes without penalty.

b) Senior Subordinated Notes

- At the time of the January 31, 2003 restructuring, the Senior Subordinated Notes were recorded at estimated fair value. The company is accreting up to their $150.0 million face value through monthly present value adjustments (accretion) to the Senior Subordinated Notes with a corresponding non-cash charge to increase interest expense.
- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest is at 8% of the face value, thereafter, interest is at 12%. The face value at July 31, 2005 is $150.0 million (2004 – $150.0 million).
- No principal payments are required until maturity on November 29, 2008.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

- The company may redeem the Notes prior to maturity at the following premiums of the principal amount then outstanding: 104% from January 1, 2005 to December 31, 2005; 102% from January 1, 2006 to December 31, 2006; and 101% from January 1, 2007 to November 28, 2008.
- Secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and ranking equally with the members' demand loans and members' term loans.
- The fair market value of Senior Subordinated Notes at July 31, 2005 was approximately $156.4 million based upon the quoted market price (2004 – $151.5 million).

c) Convertible Subordinated Notes (see Note 16)

The Convertible Subordinated Notes were converted on March 31, 2005 into a new class of common shares. The remainder of the points in this section provide some of the historical background applicable to the comparative Convertible Subordinated Notes information in these statements.

- At the time of the January 31, 2003 restructuring, the company separated the Convertible Subordinated Notes into their debt and equity components, according to their substance. The debt component was estimated at the present value of the cash interest expected to be paid. The company was accreting up to that initial estimate through monthly present value adjustments (accretion) to the Convertible Subordinated Notes with a corresponding charge to increase interest expense. The equity component was being accreted such that the value as of November 29, 2008, (the day before the company's conversion right) would reflect the face value and accrued interest not paid in cash of the remaining, unconverted, Convertible Subordinated Notes. This accretion was recorded as a reduction of retained earnings (deficit).
- As part of the March 31, 2005 conversion, the former Class B Shares were consolidated at a rate of one new common share for 20 Class B Shares and the Convertible Subordinated Noteholders agreed to exchange their Notes at the rate of 131.58 new common shares per $1,000 of principal. Prior to March 31, 2005, the Convertible Subordinated Notes were convertible by the holder into Class B non-voting shares of the company at the pre 1:20 share consolidation rate of approximately 2,227.2 shares (111.36 shares post conversion) per $1,000 of Note principal at any time prior to November 30, 2008. Under the new conversion rate, the Convertible Subordinated Noteholders incrementally received approximately 3.5 million more shares than under the former conversion rate. These incremental shares were valued at $33.8 million and are reflected as part of the share conversion outlined in Note 16, as well as an offsetting charge to retained earnings.
- A continuity of the debt component of the Convertible Subordinated Notes is:

Convertible Subordinated Notes – debt component – July 31, 2003	$ 23,935
Interest accretion	3,800
Convertible Subordinated Notes – debt component – July 31, 2004	27,735
Interest accretion	2,863
Convertible Subordinated Notes – debt component – March 31, 2005	30,598
Refinance conversion	(30,598)
Convertible Subordinated Notes – debt component – July 31, 2005	$ -

d) Other

- The sale of certain collateral for proceeds in excess of $10 million would necessitate a partial redemption of the Senior Subordinated Notes until redeemed in full.
- Members' term loans are secured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates which vary from 4.20% to 9.0%. The fair market value of members' term loans at July 31, 2005 was approximately $5.1 million (2004 – $4.4 million).

Notes to the Consolidated Financial Statements – *In thousands of Canadian dollars, except as noted*

- The subsidiaries' and the proportionate share of joint ventures' debts bear interest at fixed and variable rates. The debts mature in years 2006 to 2007. The debts are secured by certain assets and some are subject to meeting certain covenants. The fair market value at July 31, 2005 of subsidiaries' and the proportionate share of joint ventures' debts was approximately $9.6 million (2004 – $15.2 million).
- The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' debts.
- The maturities of long-term debt are as follows:

	Saskatchewan Wheat Pool Inc.	Subsidiaries and Proportionate Share of Joint Ventures	Total
2006	$ 1,354	$ 4,107	$ 5,461
2007	2,498	5,530	8,028
2008	253	-	253
2009	150,173	-	150,173
2010	441	-	441
Subsequent Years	104	-	104
	$ 154,823	$ 9,637	$ 164,460

15. OTHER LONG-TERM LIABILITIES

	2005	2004
Asset retirement obligations (a)	$ 11,477	$ 12,645
Deferred revenue	9,182	10,365
Retirement allowances	5,680	5,398
Loan loss provision (b)	4,931	4,952
Pension	3,734	3,732
Other	2,420	3,888
	$ 37,424	$ 40,980

a) In 1987, a joint venture which manufactured phosphate and nitrate fertilizers closed two of its facilities. The asset retirement obligations represents the company's proportionate share of the best estimate by management of the joint venture of the legal obligations that it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At July 31, 2005, the company's proportionate share of the undiscounted cash flow required to settle the asset retirement obligations is approximately $14.9 million, which is expected to be settled over the 2006 through 2014 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4.00% to 5.15%.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to producer customers of the company. Loans are stratified based on program years. Producer loans are generally due to this financial institution on January 31 following the program year. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Notes to the Consolidated Financial Statements – In thousands of Canadian dollars, except as noted

Under the agreement, the company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December or eleven months following the due date of the producers' loan. When the company remits payments for delinquent accounts to the financial institution with respect to this program, the delinquent account is assigned to the company and the company is then to collect the amounts payable by the customer. Subsequent collections of these delinquent accounts are allocated to the company and the financial institution in accordance with each party's pro-rated share of the collection proceeds. The company expects that loan losses will not differ significantly from those provided for in these financial statements.

	Producer Due Date – January 31	Company Reimbursement Date – December 31	July 31, 2005 Producer Balance Outstanding	July 31, 2004 Producer Balance Outstanding
2003 loan program	2004	2004	$ –	$ 4,652
2004 loan program	2005	2005	10,980	157,940
2005 loan program	2006	2006	174,002	–
			$ 184,982	$ 162,592

	July 31, 2005	July 31, 2004
Total company provision, net of loan loss share	$ 7,401	$ 8,312
Portion due within one year	(4,082)	(3,810)
Long-term portion, net of loan loss share	$ 3,319	$ 4,502

16. SHARE CAPITAL

Authorized

On February 7, 2005, the company's Board approved a proposed recapitalization of its Class A Voting Shares, Class B Non-voting Shares and Convertible Subordinated Notes and a subsequent rights offering to all Common Shareholders. On February 21, 2005, the required majority of delegates, representing the former Class A Shareholders, approved the company's recapitalization plan. Through separate meetings on March 23, 2005, both the former Class B Non-voting Shareholders and Convertible Subordinated Noteholders approved the recapitalization plan. The recapitalization plan included:

- The continuance of the company as a business corporation under the Canada Business Corporations Act involving the consolidation of the Class A Voting Shares and the Class B Non-voting Shares of the company into one new class of common shares. The Class A Shareholders were entitled to receive 3.62 new common shares, or $25 in cash, while the Class B Shareholders received one new common share for every 20 Class B Non-voting Shares they held.
- The early conversion of the company's Convertible Subordinated Notes into the new class of common shares. The Convertible Subordinated Notes were exchanged for 131.58 common shares per $1,000 of principal.

On April 22, 2005, after the continuance, 35,071,559 rights were issued to the holders of all common shares of record. The rights were issued for nil consideration with an expiration date of May 24, 2005. Each right entitled the holder the right to purchase one and one-third additional common shares in the company at the discounted subscription price of $3.21 per share.

On May 27, 2005, the company issued 46,762,078 common shares under the rights offering, generating gross proceeds of approximately $150.1 million. The company has repaid in full the $100 million of Floating Rate Senior Secured


POOL
CHAPTER THREE
A SOLUTIONS COMPANY
The Pool's pipeline connects farm customers to global consumers, delivering its strongest earnings and cash flow in the fourth quarter.